Schneider Electric

RECEIVED
2007 JUN -7 A 8:05

June 4th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07024226

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

Miscellaneous:
- Business and sustainable development (Annex 1),
- Annual Meeting Presentation to the Shareholders (Annex 2)
- Vote on the resolutions – results (Annex 3)

Press release:
- Schneider Electric enhances its position in installation Systems & Control for the residential and buildings markets with the acquisition of Ritto GmbH & Co KG (Annex 4),

Information published in the BALO:
- Consolidated turnover for the first quarter 2007, BALO n° 58 published on 14 May 2007 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 931 467 624 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

business and sustainable development



2006/2007 the year in review

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World









Because sustainable development is an integral part of Schneider Electric's strategy, we have decided to publish a combined Business and Sustainable Development document this year.

Cross-references

> As a UN Global Compact signatory, we have aligned our improvement targets with the Compact's approach. The targets are flagged in this report with the following symbol: ●

> Global Reporting Initiative (GRI) indicators are listed for each section in the table of contents.

The world leader in electricity and automation management, Schneider Electric harnesses electricity to support customer performance and enhance quality of life. Thanks to a unique portfolio of products and services, we offer integrated, intelligent and networked solutions that allow customers to use electricity in complete safety, develop automation everywhere, improve energy efficiency, ensure a high-quality power supply and manage building utilities and communication networks. By leveraging the strong commitment of its 105,000 team members in 106 countries, Schneider Electric gives the best of the New Electric World to everyone, everywhere, at any time.

- A signatory of the United Nations' Global Compact, Schneider Electric has made sustainable development an integral part of its strategy.

- The Company's shares are traded on Eurolist by Euronext™ Paris.

€13.7 billion
revenue from 190 countries

€1.3 billion
net profit

14.6%
operating margin

105,000
employees
in 106 countries

Close to **5%**
of revenue
devoted to R&D

205
plants worldwide
to serve customers locally

Interview with Jean-Pascal Tricoire

Chairman of the Management Board
and Chief Executive Officer



The Company turned in a record-breaking performance in 2006, with net profit exceeding €1 billion for the first time ever. Was this a historic year for Schneider Electric?

Yes, Schneider Electric beat all past records with organic revenue growth of 10.7%. Backed by a favorable environment, we advanced in all our markets and all our businesses at a much faster pace than the world economy, gaining market share along the way.
Operating margin widened again, by 1.2 point to 14.6%. Despite higher raw material prices and the strong euro's negative impact on our costs, operating profit has doubled since 2003 to €2 billion. These results demonstrate the dynamics of our business and our efficient business model. Two years into our new[2] company program, we are already ahead of target.

What has fuelled this acceleration?

To start, a growing number of customers are turning to us to meet their needs for comfort, productivity, safety and energy efficiency. Second, we have exceptionally energetic teams, who are making growth happen. Third, we have expanded our lineup of products and services and developed new businesses that allow us to offer even more comprehensive solutions.
We are one of the only companies in the world with such a broad and deep portfolio of integrated solutions and a tight focus on electricity.
What is more, we benefit from truly global geographic coverage. We sell our solutions in 190 countries, including in emerging markets where we are constantly strengthening our presence.
Lastly, innovation is a major growth driver at Schneider Electric. Each year, we devote close to 5% of total revenue to R&D. In the past year, sales of products from our 40 major innovation programs increased by more than 50%.

What are you doing to become more efficient?

We have made quality and customer satisfaction our number one priority and we are developing ambitious, innovative programs to meet this priority. At the same time, we are engaged on four paths to greater efficiency. First, we are moving closer to our customers by re-balancing our manufacturing and supply chain base, so that we can be more competitive and provide quality service.
Second, we are simplifying our organization to be more nimble and proactive. Third, we are rationalizing our supply chain. And fourth, we are stepping up our industrial productivity programs. In all, we achieved productivity gains of more than €300 million in both 2005 and 2006. This is considerable and indispensable given the heavy impact of higher raw material costs.

How are you supporting your fast pace of growth on the human resources front?

We spend a great deal of time thinking about the competencies we'll be needing in the future. We have hired a large number of people and increased the resources we invest in training to adapt to changes in technology, our geographic presence and our businesses. We are also investing in the commitment of our 105,000 team members in 106 countries. Their involvement is what makes the difference. To strengthen this competitive advantage, we are giving them a better understanding of our environment and challenges, bringing them into closer contact with management and developing our profit sharing programs.
Lastly, we are cultivating and enhancing diversity in preparation for our very fast expansion into a growing number of regions and activities. That said, we still have a long way to go to bring in more women throughout the Company, and particularly at the executive management level. I am personally involved in these efforts.

Schneider Electric has a long-standing tradition of corporate responsibility. What progress have you made in this area?

We have made good progress on eight of the ten objectives set out in our Planet & Society Barometer. First of all, I am proud that we significantly improved occupational health and safety in 2006.
We have set ambitious sustainable development targets. Virtually, all of our manufacturing and logistics sites are certified ISO 14001, and our products comply with the RoHS Directive. We are also satisfied with the results of our own program to save energy at our production sites—it gives a good example of what we can do for customers in this area.
We are also as involved as ever in programs to train young people and help them into the workforce. Lastly, we lend support to people in disaster-stricken areas, in cooperation with our deeply engaged local teams. In 2006, less than two years after the tsunami, more than 800 Indonesian and 600 Thai schoolchildren went back to school in four of the twelve establishments that we helped build and equip.

Let's go back to your businesses. How is demand changing? Do you think it will stay this strong in the future?

We are at the center of the markets of the future. We serve fundamentally buoyant markets with long-term promise. The world has huge electrification needs, whether for renovating grids in mature countries or developing them in emerging countries.
At the same time, automation is showing up everywhere—in plants, offices, homes and even cars. Demand for energy savings is booming as fossil fuel prices soar and people the world over take welcome notice of the need to eliminate polluting emissions caused by excessive consumption.
Lastly, demand for ultra-pure and ultra-secure power is growing. The quality of electric power has become an absolutely critical factor in numerous high-growth industries, including electronics, information technology, Internet services and healthcare, just as blackouts are becoming a more frequent occurrence. Schneider Electric has the solutions to keep these applications up and running even when the grid goes down.

> A growing number of customers are turning to us to meet their needs for comfort, productivity, safety and energy efficiency.

Jean-Pascal Tricoire





We have fantastic growth potential and a unique business model that offers both great resilience and high performance.

Jean-Pascal Tricoire

How do the Company's acquisitions fit into this picture?

They allow us to offer much more comprehensive solutions by adding new activities to our lineup. We can now deliver integrated solutions to save energy, automate buildings and infrastructure and provide uninterrupted power for critical systems. Through these acquisitions, we are also participating in the consolidation of an industry that is still quite fragmented at the global level. We are able to do this because of the financing power generated by our carefully managed existing operations.

American Power Conversion is by far the largest acquisition of the past few years. What is its status?

APC is now part of Schneider Electric. It is the global leader in integrated critical power and cooling services, with 2006 revenue of close to $2.4 billion—a 20% increase from 2005. This transaction gives Schneider Electric world leadership in one of the fastest growing areas of electrical distribution. The acquisition was finalized on February 14, 2007. We have created a critical power and cooling services business unit that combines APC's resources with those of Schneider Electric subsidiary MGE UPS Systems. Their people have been brought together under a single management team. We confirm our synergy target of $220 million. If we meet this target—and we fully intend to do so—the value created will total $3.3 billion or €11.4 per Schneider Electric share.

You are now half-way through new[2], the company program for 2005-2008. How do things look for the second half?

Things look very good. Our business backlog and very solid outlook have led us to revise our 2008 targets upwards.
We are now aiming for organic growth of more than 6% instead of 5%, which is twice the global economic growth estimate of 3%. And we are raising our EBITA* margin forecast to 13%-15% from 12.5%-14.5%. This includes APC, which for the moment has a much lower margin than Schneider Electric. We also think we can repeat our performance of the past two years and improve return on capital employed (ROCE)** by another two points from a base that includes the APC acquisition.
We have fantastic growth potential and a unique business model that offers both great resilience and high performance. Our strengths are clear, and we are determined to develop them to generate wealth for all of our stakeholders.

*EBITA: operating profit before amortization of purchase accounting intangibles.
**ROCE: After-tax operating profit before amortization of purchase accounting intangibles/Capital employed = Shareholders' equity + Net debt + Provisions.

Three questions for Henri Lachmann

Chairman of the Supervisory Board

In May 2006, Schneider Electric moved to a new governance system with a Management Board and a Supervisory Board of which you are Chairman. Are you satisfied with this organization?

We started organizing my succession with the Board of Directors quite some time ago, and we wanted to separate the oversight functions from responsibility for operation and execution.
This separation is a guarantee of transparency and discipline. The corporate governance system, rolled out in the spring of 2006 after three years of preparation, is working remarkably well and fully deserves our shareholders' confidence and support.
The Supervisory Board comprises nine independent members, five from industry and services and four from finance and insurance. In all, five different nationalities are represented.
The members bring a remarkable set of competencies to the Board. They are all very involved in its operations and work very effectively as a team.
The Management Board and its broadly international Executive Committee are young, yet seasoned, with high ambitions for the Company and very complementary strengths. They have generated new energy, a new dynamic and efficiency that is very promising for the years ahead.

What role does the Supervisory Board play in major acquisitions such as APC?

Over the past two years, Schneider Electric has acquired some twenty companies for a total €2.3 billion (excluding APC). The Supervisory Board, and the Board of Directors before it, has been extremely active and vigilant during all these transactions.
First of all, the Supervisory Board must approve all acquisitions, partnerships or joint ventures worth more than €250 million. What is more, we have very strict methodologies and rules for selecting and analyzing potential targets, as well as for return on investment and value creation. The Supervisory Board pays close attention to ensure that each acquisition is integrated smoothly, and it carefully tracks the business plan approved at the time of acquisition.
We were twice as attentive for a structuring acquisition as large and important as APC, as the Management Board can attest. During three specific meetings, we conducted an in-depth review of all the aspects of this transaction and unanimously agreed on its advantages, price and terms.
As part of Schneider Electric, APC will benefit from synergistic know-how, broader market access, our customer presence and economies of scale. This should rapidly translate into improved margins. UPS systems are an integral part of electrical distribution and the addition of APC will energize this business.

So you think that Schneider Electric is an attractive investment?

I certainly do. Schneider Electric has offered its shareholders a total return of 24% a year on average over the past three years, based on the December 31, 2006 share price.
In 2006, the Schneider Electric share rose by 12%.
We are confident in our ability to keep delivering a very attractive return on our shareholders' investment.



The Supervisory Board is extremely active and vigilant. Its members bring a remarkable set of competencies to the Board and are all very involved in its operations.

Henri Lachmann

- Meeting very strong demand
- Comprehensive, high-performance, cost-effective solutions
- Performance, safety and reliability in four core markets
- Right next door, around the world
- A new governance structure in 2006
- Record performance



The challenges of the New Electric World



Meeting very strong demand

while managing environmental impact





Renewable energies
Solar and wind power production should rise tenfold between now and 2030, with the goal of reducing the percentage of electricity generated from coal. Coal is the largest energy source today, but also the greatest producer of CO_2.

+100%

1.6 billion

50%

Although developed nations consume two-thirds of the world's electricity today, demand in emerging markets is rising strongly. By 2015, China will have reached the same level as the United States.
To meet this extremely strong growth in global demand, an average $370 billion is being invested each year to build new generation capacity and to renovate and develop transmission and distribution networks. No other industry in the world invests as much.
Yet it is important to develop greener, more efficient production solutions to preserve our limited oil and gas resources and keep a lid on the greenhouse gas emissions that threaten our environment.

Improving energy efficiency

The energy that costs and pollutes the least is the energy we save. As prices skyrocket, consumers, businesses and communities are looking for ways to consume less and make their facilities more energy efficient. This is driving growing demand for systems and services that improve energy management and optimize manufacturing processes.
Energy efficiency, which entails using less energy to get the same result (or the same amount to get a better result), will play an increasingly important role in balancing supply and demand and in preserving the environment. According to the International Energy Agency, global energy demand in 2050 could be reduced to nearly half the level of today's consumption if efficiency gains are accelerated (June 2006 projection).


Testimonial

Arab Hoballah
Head of the Sustainable Consumption and Production Branch, United Nations Environment Programme

"Buildings represent up to 40% of energy use in society, much of which is produced using fossil fuels that generate greenhouse gases. At the same time, buildings stand to be one of the most vulnerable sectors for impact from climate change, notably from natural disasters.
For this reason, the United Nations Environment Programme (UNEP) and building sector stakeholders have launched the Sustainable Building and Construction Initiative (SBCI) to promote sustainable buildings at a global scale. The objective of SBCI is to reduce CO_2 emissions throughout the building and construction process.
The First Strategic SBCI report shows that energy use in buildings can be reduced by 50% or more by applying proven and commercially available technologies as well as innovative ones. This is where UNEP and SBCI members, like Schneider Electric, can jointly make an impact, by providing decision makers in governments and the private sector with guidance and support for actions that can overcome the barriers to adopting more appropriate technologies for energy efficiency improvement."

Developing automation everywhere

More than 60% of primary energy is not transformed into useful energy. Yet solutions exist. Harnessing the powerful combination of automation and the Internet, building management and home automation solutions open new horizons in energy savings. In industry, certain solutions are already producing savings of 10% to 20%.
Smart metering and reliable supply systems help manufacturers reduce their energy bills by optimizing consumption and limiting machine downtime—thereby reducing losses and scrap.

→ *Energy efficiency: €1 billion in revenue for Schneider Electric in 2006, with a growth target of 50% by 2008.*

Comprehensive, high-performance, cost-effective solutions

The world leader in electricity and automation management, Schneider Electric leverages its expertise to provide customers with end-to-end solutions that save energy, boost industrial performance, enhance comfort and safety, deliver uninterrupted service and take responsible care of our planet. Compliant with all of the world's major standards—IEC, NEMA, UL, ANSI, BS, CCC and JIS—our lineup features products that are easy to install and operate in compatible, flexible and open-ended ranges.



Electrical Distribution

Making electricity available and effective

To serve customers' horizontal needs, Schneider Electric offers integrated solutions to transform electricity and distribute it intelligently, to provide a reliable, uninterrupted power supply, and to give electrical wiring Voice-Data-Image (VDI) network capabilities. We are the world leader in low and medium voltage electrical distribution and rank second worldwide in installation systems and control with a full range of sockets, switches and other electrical equipment.


5%
32%
63%

2006 revenue by business

- Electrical Distribution
- Automation & Control
- Critical Power & cooling services


15%
37%
16%
32%

2006 revenue by market

- Energy & Infrastructure
- Industry
- Buildings
- Residential

Automation & Control

Monitoring equipment and protecting people and assets

Schneider Electric offers a broad array of intelligent, networked automation architectures and supervision systems for all types of infrastructure. With devices that can detect colors or shapes, turn machines on and off, regulate a building's temperature and more, our solutions make it possible to manage a plant, building or home remotely or on site in the most effective way possible.
We rank first in industrial control and third in automation devices and enjoy recognized leadership in web automation solutions.
Our lineup also includes custom sensors for specific applications. Lastly, we have staked out a major position in the fast-growing market for building automation and security systems.



Energy efficiency: savings of up to 30%

Energy efficiency means guaranteeing performance and comfort while taking environmental issues into account.
With our products, systems and services, customers can produce the same amount or more while consuming less at each link in the energy chain, achieving savings of 10% to 30%.

Critical Power & Cooling Services

Ensuring a reliable, uninterrupted power supply
For an increasing number of sensitive applications, such as in hospitals and data centers, the slightest disturbance, overvoltage or variation in amperage can have devastating consequences. Critical power and cooling solutions provide an effective response for customers who need a reliable, uninterrupted power supply. Following the acquisition of US-based APC, we are now the world leader in critical power.



Environment Principle 9
Businesses should encourage the development and diffusion of environmentally friendly technologies.



1 Energy & Infrastructure

→ Key sectors: electric power generation, transmission and distribution; gas, oil and water infrastructure; airports, ports, tunnels and subways; telecommunication and data processing infrastructure. Our mission: provide high-quality electricity, ensure reliable transmission and distribution, guarantee infrastructure availability and safety, optimize installation management.

- **Greener electricity**
  Our distribution, metering and grid connection systems contribute to the efficient development of electricity generated by solar or wind energy.
- **Secure infrastructure**
  Critical power supply, supervision and monitoring systems, lighting, ventilation, fire alarm and electronic data all play a role in infrastructure security and performance.

2 Industry

→ Key sectors: consumer and capital goods, electronic components, automobiles, pharmaceuticals, etc.
Our mission: distribute electricity and optimize its use; improve productivity; ensure safety, quality and traceability on production lines and sites.

- **More effective plants**
  Our automation solutions enhance the performance of conveying, packaging, bottling, motor control and other applications by constantly improving productivity and service continuity.
- **Safer, smarter cars**
  Thanks to onboard sensors and detectors, headlights and windshield wipers turn themselves on automatically. What's more, motorists are immediately warned of obstacles, black ice and other road hazards.

Performance, safety and re


Supermarché

3 Buildings

→ Key sectors: office buildings, shopping centers and stadiums; service, commercial and industrial buildings.
Our mission: supply and distribute electricity; control and manage lighting, ventilation, elevators and access; harness electrical networks for data exchange; enable remote multi-site management; guarantee energy efficiency and uninterrupted power supply.

- **More energy efficient buildings**
  Our solutions can reduce a hypermarket's energy consumption by 15% while improving customer comfort.
- **Critical applications**
  From hospitals to data centers to trading floors, more and more applications require a completely reliable power supply, even in the event of a blackout.

4 Residential

→ Key sectors: the market varies widely, with an emphasis on housing developments, apartment buildings or single family homes depending on the region.
Our mission: leverage local expertise and brands to deliver easy-to-install solutions for electrical distribution and home automation that comply with local standards and habits.

- **More comfortable homes**
  With our new home automation solutions, it is easier than ever to control doors and shutters, manage thermostats and lighting and schedule garden sprinklers.
- **More networked homes**
  Voice-Data-Image (VDI) and Power Line Carrier (PLC) technologies turn the electrical wiring into a communication network, offering telephone, television and Internet access in every room through an ordinary electric socket.

liability in four core markets

Right next door, around the world


47%
of total revenue
Europe
48,500 employees
● Headquarters in Paris, France and Barcelona, Spain
126 associations supported
(2006 Luli campaign)
8%
of total revenue
Rest of the World
7,500 employees
● Headquarters in Barcelona, Spain and Paris, France
50 associations supported
(2006 Luli campaign)

→ ***Emerging markets:*** *31% of total revenue in 2006*
Schneider Electric is accelerating its expansion and enhancing its resources in fast-growth emerging markets to be closer to customers, understand their needs better and consistently deliver top quality service.



27%
of total revenue

North America

26,000 employees

○ Headquarters in Palatine, Illinois (USA)

4 associations supported
(2006 Luli campaign)
In addition, 729 associations benefit from the Matching Gift Program.

18%
of total revenue

Asia-Pacific

23,000 employees

● Headquarters in Hong Kong, China

25 associations supported
(2006 Luli campaign)

Schneider Electric facts and figures

- **105,000** employees
- **Solutions** available in 190 countries
- **205** production sites
- **Nearly 50** research and development centers
- Support for **205 associations** around the world (2006 Luli campaign)

A new governance structure in 2006

Schneider Electric implemented a new corporate governance* system in 2006 to ensure a seamless succession for its Chairman and a smooth continuation of its growth strategy. The Group is now headed by a Supervisory Board, chaired by Henri Lachmann, and a Management Board, chaired by Jean-Pascal Tricoire. One of Mr. Tricoire's first decisions was to form a new team to be more responsive and customer focused.

* To find out more, turn to page 66.

Supervisory Board
(February 20, 2007)

Henri Lachmann
Chairman of the Supervisory Board

Serge Weinberg*
Vice Chairman
Chairman of the Supervisory Board of Accor

Alain Burq
Member of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund

Noël Forgeard*
Corporate Director

Jérôme Gallot*
Chairman of CDC Entreprises

Willy R. Kissling*
Corporate Director

Cathy Kopp*
Human Resources General Manager, Accor

René Barbier de La Serre*
Corporate Director

Gérard de La Martinière*
Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A.)

Chris Richardson
Former Executive Vice President of Schneider Electric's North American Division


2
3
4
5
6
7

James Ross*
Chairman of the Leadership Foundation for Higher Education, Corporate Director

Piero Sierra*
Special Advisor for the administration of Pirelli's international companies

Non-voting Director

Claude Bébéar
Chairman of the Supervisory Board of Axa

Board Secretary

Philippe Bougon

*Independent director, as defined in the Bouton report on corporate governance

Management Board
(February 20, 2007)

Jean-Pascal Tricoire
Chairman of the Management Board and Chief Executive Officer

Pierre Bouchut
Member of the Management Board

Executive Committee
(February 20, 2007)

1 **Jean-Pascal Tricoire**
Chairman of the Management Board and Chief Executive Officer

2 **Eric Rondolat**
Executive Vice President
Power Business Unit

3 **Laurent Vernerey**
Executive Vice President
Critical Power & Cooling Services Business Unit

4 **Claude Graff**
Executive Vice President
Renewable Energies Business Unit

5 **Dave Petratis**
Executive Vice President
North American Operating Division

6 **Jean-François Pilliard**
Executive Vice President
Human Resources and Managerial Communication

7 **Hal Grant**
Executive Vice President
Globalization & Industry

8 **Michel Crochon**
Executive Vice President
Automation Business Unit

9 **Arne Frank**
Executive Vice President
Building Automation Business Unit

10 **Russell Stocker**
Executive Vice President
Asia-Pacific Operating Division

11 **Pierre Bouchut**
Member of the Management Board
Chief Financial Officer

12 **Christian Wiest**
Executive Vice President
European Operating Division

14 **Julio Rodriguez**
Executive Vice President
International & Iberian Operating Division

15 **Eric Pilaud**
Executive Vice President
Strategy, Customers & Technology, Executive Vice President Services and Projects Business Unit


8
1
9
10
11
12
14
15

2004 - 2006: IFRS
2002 - 2003: French GAAP

Consolidated revenue
(€ billion)


9.1
8.8
10.3
11.7
02
03
04
05
06

Operating profit
(€ million and as a % of revenue)


1,040
11.5%
1,007
11.5%
1,286
12.4%
1,565
13.4%
14.6%
02
03
04
05
06

Operating cash flow
(€ million and as a % of revenue)


968
10.7%
942
10.7%
1,282
12.4%
1,548
13.3%
14.0%
02
03
04
05
06

After two years of strong expansion, organic growth reached a record 10.7%. This performance reflects, in particular, the Group's growing presence in high-growth emerging countries and investments in promising new activities such as services and energy management. The year's acquisitions added 6.9%, while the currency effect had virtually no impact.

Operating profit rose sharply again in 2006, growing 21% on a constant structure and exchange rate basis. This performance reflects a strong volume effect, the Group's ability to raise prices, productivity gains and good base cost management. Operating margin widened by 1.2 point from the previous year to a record 14.6%. All regions and operations showed a significant increase in operating profit.

Operating cash flow totaled €1,921 million and represented 14.0% of revenue. After changes in working capital and net investment, free cash flow rose 30% to €1,107 million.

billion

million

million

2006: a historic year for Schneider Electric

In 2006, Schneider Electric actively pursued a strategy designed to increase its growth potential. Thanks to action plans deployed as part of the new[2] company program, the Group energetically repositioned itself towards emerging markets and in new activities, with a focus on technological innovation. This new dynamic resulted in strong revenue growth, which, combined with stepped-up efficiency plans, fed through to significantly higher profits and an attractive return on investment for shareholders.

Profit attributable to equity holders of the parent
(€ million)



422
433
824
994
02
03
04
05
06

Profit attributable to equity holders of the parent increased by a strong 32%, reflecting good interest expense management during a sharp increase in net debt and a 0.6-point decrease in the effective tax rate to 28.5% from 29.1%.
Earnings per share rose 31%, in tandem with attributable profit, to €5.95.

million

Planet & Society Barometer



TARGET
8.00
7.01
5.21
3.65
04
05
06
08
10
9
8
7
6
5
4
3
2
1
0

up 18%

The Planet & Society Barometer showed an 18% increase from 2005. Gains were seen in eight of the ten indicators covering employees, the environment, society and corporate governance. Performance data is updated quarterly and posted at www.barometer.schneider-electric.com

7.01/10





Aligning growth and responsibility

Better, faster and further


Accueil visiteurs
Visitors reception

Electropole (France)
Inaugurated in October 2006 near Grenoble, France, Electropole is the world's largest R&D center devoted to power protection and control. More than 1,000 people, including 600 engineers, work in the 35,000 square-meter site's offices and laboratories.

As part of the new company program for 2005-2008, Schneider Electric has reaffirmed its ambition to be a great company to do business with, a great place to work, a great world partner and a great investment. Actively committing to growth, aiming for efficiency each and every day and cultivating our people's enthusiasm are new2's three priorities. Our sustainable development approach is an integral part of this program. We are using this approach to drive growth with our customers – who can also draw on our expertise for their own programs – and to instill an atmosphere of continuous improvement across the enterprise.

Close to 5%
of revenue devoted to R&D in 2006

42%
of revenue generated by new activities in 2006

7.01/10
Planet & Society Barometer performance in 2006



Passport to customers

When product developers meet customers, they find out how their products are used in real life. This is the idea behind the "Passport to customers" training program launched in 2006 to stimulate creativity and innovation among product developers by sharpening their customer focus. As part of the program, engineers spend a day and half listening to and talking with contractors, panelbuilders, end users and design and engineering firms. Thanks to these partners' openness and availability, the program's first participants collected a wealth of ideas and got a better picture of customer needs.

Fully focused on customer expectations, Schneider Electric invests heavily in innovation and technology to deliver solutions that provide ever greater value to users; speed time to market for products, software and services; and improve production processes. Our innovations emphasize safety, ease of installation and capacity to evolve. We involve our country organizations in devising the lineup and increasingly co-develop with major customers.

High-level, internationalized R&D

We have worldclass research centers in high-technology countries (France, Germany, United States and Japan), as well as facilities in Mexico, India and China that offer high-quality brainpower to devise solutions attuned to demand in emerging markets.
Sixty centers dedicated to applications such as elevators, packaging, textiles and data centers support this system. Their mission is to develop the best possible solutions with customers, with input from contractor and systems integrator partners.
We cooperate with some fifty university and private laboratories and have forged several technological partnerships with such industry leaders as Microsoft, IBM, Tata Elxsi, Toshiba and Fuji Electric. In each case, we benefit from these partners' synergistic expertise.



Promising innovations paths

Areas of innovation include digital electronics, software, Internet-based control and monitoring, advanced diagnostics, predictive maintenance, wireless links, miniaturization, Voice-Data-Image (VDI) transmission via electrical wiring, Power Line Carrier (PLC) technology, energy metering and management, LED lighting and distribution systems for new electricity generation processes. A new Innovation Department was created in 2006 to optimize the innovation process and expand our scientific partnerships so that customers can benefit from our discoveries more quickly. To motivate our researchers, part of their compensation is now linked to patent application and use.

Innovation facts and figures

- Around 5% of revenue devoted to R&D
- 6,500 R&D team members
- Nearly 50 product development centers in 25 countries
- Schneider Electric Ventures, a €50 million venture capital fund that invests in advanced technologies

Schneider Electric heads several major European R&D programs on intelligent electricity management, home automation, energy savings in the residential sector and renewable energies.

Unparalleled lineup and global coverage



Adapting our business to differentiate our proposition

We are developing new activities that complement our core businesses through both organic growth and acquisitions. These activities, which accounted for 42% of total revenue in 2006, offer excellent growth prospects and give us an unparalleled lineup in electricity management and automation. This strategy focuses on four key areas: critical power, installation systems and control, custom sensors for applications such as automobiles, which are offering more and more automated functions, and building automation.

A targeted acquisitions strategy

We continued to expand geographically and add new activities in 2006. We strengthened our positions in installation systems and control with five acquisitions in Europe and Asia and broadened our presence in building automation by acquiring Invensys' Building Systems business in North America and Asia. We also extended our industrial automation lineup by bringing in companies involved in speed drives and human-machine interface.
Lastly, we made a major strategic move into critical power by launching a friendly bid for world leader American Power Conversion (APC).

2006 in brief

APC | MGE
Critical Power and Cooling Services

APC-MGE: birth of a world leader in critical power

APC offers a strong fit with Schneider Electric subsidiary MGE UPS Systems in terms of products and services, geographic coverage and sales channels, plus the possibility of capitalizing on powerful innovation capabilities.



Electrical distribution: new developments in China

In medium voltage, we announced the creation of a 70%-30% joint venture called SSBEA to produce vacuum circuit breakers and the acquisition of a 40% interest in SBVE, a leading Chinese vacuum switch manufacturer. In low voltage, we announced a 50-50 joint venture with Delixi Group called Delixi Electric to market a specific range of low voltage products in China through a dedicated network. Operations in China generated around €800 million in revenue in 2006. We now have 8,500 people, 18 plants, 4 logistics centers and 32 agencies in the country.

A recognized position in installation systems and control

In less than ten years, Schneider Electric has become the global no. 2 in the €30 billion installation systems and control market, with a recognized technological advance in home automation and unrivalled international coverage. We added to our competencies with five acquisitions in 2006: Merten in Germany, a leader in home automation that ranks fourth in its domestic market; OVA Bargellini in Italy, domestic market leader in emergency lighting; AEM in Spain, a cable tray manufacturer; GET in the United Kingdom; and Clipsal Asia, which operates in 14 Asian countries.



Critical power & cooling services: critically important for sensitive applications



More than 40% of the time, data is lost due to problems with the electrical supply. What is more, an increasing number of applications in hospitals, data centers, the semi-conductor industry and other sectors have zero tolerance for power interruptions or voltage variations. An integral part of the electrical distribution business, critical power and cooling solutions protect electrical installations from under and over-voltages, cut outs and micro-cuts, frequency variations and harmonic distortions. Schneider Electric now ranks first worldwide in this area, following the acquisition of APC.

Specialist skills in automation

During the year, we expanded our industrial automation skills with the acquisition of Citect, an Australian manufacturer of Supervision Control and Data Acquisition (SCADA) solutions and Manufacturing Execution Systems (MES). We also extended our lineup of high power speed drives with the acquisition of Austria's VA TECH ELIN EBG Elektronik.

Critical power & cooling services facts and figures

- A market worth €7 billion
- A market growing by 7%-8% a year
- €6.5 million: the cost of a one-hour power failure at a stock exchange
- Schneider Electric ranks first worldwide following the acquisition of APC

Among the top three in India

Thanks to our innovative technological approach, dedicated application center, active strategy with specifiers and newly created critical power subsidiary, we rank among the top three players in India.

42%

of revenue generated by new activities in 2006 (excluding APC)

Becoming more efficient and competitive every day



Getting right next to our customers

We are re-balancing our manufacturing and logistics base and globalizing our resources to become more efficient and competitive over the long term.
We source increasingly from suppliers in emerging markets and manufacture as close to customers as possible to improve our service quality and responsiveness, shorten the supply chain and reduce costs, and generally be more competitive. Our target for 2008 is to localize 40% of costs in emerging markets, which should account for 40% of sales.
Another improvement avenue involves achieving a lasting balance between production costs and revenue within each currency zone. The idea is to reduce the impact of currency fluctuations on invoice prices and on earnings.
Plans are being carried out in Western Europe and the United States to rightsize our manufacturing and supply chain base. At the same time, we are expanding our capacity in Eastern Europe, Mexico, India, China and other Asian countries and investing in future growth by deploying new resources in emerging markets and fast-growth activities.

Speeding the Group's worldwide deployment

Schneider Electric is accelerating its expansion in fast-growth regions to be closer to customers, understand their needs better and consistently deliver top quality service. Between 2001 and 2006, the percentage of revenue generated in emerging markets (including Eastern Europe) rose from 18% to 31%. We enjoy leadership positions and double-digit growth in China, India, Southeast Asia, the Middle East, Africa and Latin America.

GLOBAL COMPACT

Human rights Principle 2
Businesses should make sure that they are not complicit in human rights abuses.

→ Global Compact: *Our target is to make 60% of purchases from suppliers who have signed the Global Compact.*

2006 in brief



Two of our US plants ranked among North America's best

In its 2006 Best Plants competition, *Industry Week* magazine recognized our manufacturing facility in Peru, Indiana for its track record in the areas of productivity and working conditions. The plant has reduced work accidents by 47%, increased productivity by 30% and achieved an on-time delivery rate of 97%.

Our major circuit breaker manufacturing plant in Lincoln, Nebraska won *Plant Engineering* magazine's Top Plant award for its exceptional results in industrial management and logistics.


MODULE: 2

Where is my order?
Keeping customers informed in real time

In Germany, Belgium and the Netherlands, Schneider Electric customers can track their shipments 24-hours a day thanks to a new door-to-door shipping management system. All the necessary information on the shipping company, which has been on board since the beginning of the project, is integrated in the zone's SAP system.
The results speak for themselves: customer satisfaction is high, the on-time delivery rate has jumped to 98%, the automation of administrative tasks has lowered shipping costs, and the time needed to locate a missing shipment has declined from 3.5 days to 24 hours. The next step will be to give customers access to this information over the Internet.


Schneider
Electric

Committed to operating excellence

Our supply chain organization has been simplified and improved. We have also implemented an ambitious quality and productivity strategy to bring all our plants up to the same level of operating performance. Deployed worldwide, our Manufacturing Excellence program combines Lean Manufacturing, Six Sigma and Quality & Value Analysis. Our goal is to reduce costs by 20% at 100 major manufacturing sites while improving quality.
A single global IT system based on an SAP solution has been introduced to make our IT systems more efficient and less expensive.
It is being deployed at several pilot sites in 2007.

Hong Kong center certified ISO 9001

The international distribution center in Hong Kong earned ISO 9001 certification in 2006. It is our largest distribution center worldwide, with an annual merchandise export capacity of 3,000 metric tons.



More than 98%

Our operations in Thailand have maintained an order fill rate of more than 98% over the past two years while optimizing and reorganizing the supply chain.

A committed, responsible enterprise



Helping to bring electricity to everyone

At Schneider Electric, we take a responsible outlook to growth and see sustainable development as a growth driver. Finding solutions to major sustainable development challenges is a fantastic source of growth, as we help customers consume less, produce more effectively, improve energy efficiency, protect the environment and contribute to the development of renewable energy sources. Bringing electricity and drinking water to people in emerging markets is another major mission. At present, 1.6 billion people worldwide have no electricity and 1.2 billion have no access to drinking water. We are contributing to the development of local power production, notably through micro-generation. In addition, our pre-payment solutions encourage water and electricity companies to develop their networks and hook up disadvantaged customers.

Improvement targets for each stakeholder

We are continuously improving the environmental performance of our sites and products and helping our customers do the same. Relationships with leading suppliers are governed by the principles of the Global Compact* and a global product evaluation process. In all our host countries, we make a strong commitment to employees and to business and community partners.
We promote diversity and develop our employees' talent and potential while continuously improving workplace health and safety. Schneider Electric encourages solidarity with host communities, stepping in during emergencies and supporting youth education. To guide our actions with stakeholders, we have drawn up a document entitled Our Principles of Responsibility, which all new team members agree to embrace when they sign their employment contracts.
*www.unglobalcompact.org

Ten indicators to track progress

The new² company program contains many targets related to sustainable development issues and instills a Company-wide dynamic of continuous improvement.
Ten of its indicators directly concern sustainable development and make up the quarterly Planet & Society Barometer. Created in 2005, it allows us to track and measure results in the area of sustainable development and keep all stakeholders informed. Designed for the purpose of training, educating and informing, the Barometer comprises indicators that correspond to new²'s strategic areas for improvement. Our goal is to achieve a total Barometer performance of 8 out of 10 by the end of 2008.

50,000 metric tons of CO_2
That is how much will not be released each year as part of the 20-year contracts managed by our Swedish building management subsidiary TAC.

86%
Increase in the number of women participating in Schneider Electric University training seminars.



Indicators	Performance (out of 10) 2006
People	
• Reduce the number of lost days from work accidents by 20% per employee and per year	8.60
• Ensure that all employees have basic health insurance	10
• Ensure that 20% of the participants in annual international mobility programs are women	14.5
Environment	
• Ensure that all manufacturing and logistic sites are certified ISO 14001	6.86
• Provide an environmental profile for 120 products representing more than 50% of total product revenue	5.4
• Reduce energy consumption per production site employee by 10% (in MWh/year)	7.5
Societal	
• Donate €1 million worth of Schneider Electric equipment	10
• Ensure that 90% of our sites have a lasting commitment with the Schneider Electric Foundations in the area of youth opportunities	7
Corporate governance	
• Make 60% of total purchases from suppliers who support the Global Compact	2.6
• Ensure that Schneider Electric is included in the four major socially responsible investment index families	7.5
Performance	



Testimonial

Gilles Vermot Desroches
Senior Vice President,
Sustainable Development,
Schneider Electric

"Our ambition with the Planet & Society Barometer is to communicate meaningful results and provide a simple, immediately understandable scorecard for both internal and external stakeholders. The overall rating rose noticeably in 2006, to 7.01 from 5.21 (out of 10) in 2005. We made substantial progress in health and safety, with a 38% decline in the number of lost days from work accidents (per year and per employee). While we still have room to improve, notably in encouraging suppliers to join the Global Compact, we are solidly on track to achieve our goal of an 8 out of 10 rating by end-2008."

To find out more:
Planet & Society Barometer
www.barometer.schneider-electric.com

38 PEPs
Product Environment Profiles were published in 2006, of which five for the new Harmony range of human-machine interface solutions.

SRI
Socially responsible investing
Our sustainable development commitment is recognized in three major SRI index families: Dow Jones Sustainability World (SAM), Ethibel Investment Register (Ethibel) and ASPI Eurozone (Vigeo).


Environment
Society
Employees

What did


Customers
Shareholders

Schneider Electric do for you in 2006?

Leveraging all our skills to enhance customers' performance



Senside helps Original Equipment Manufacturers (OEMs) track their installed bases around the world via a secure Internet network.



With our e-catalog of 60,000 references, users have all the information they need at their fingertips, from product literature to calculations to suggested substitutes. They can check out a product's price and availability data in just a few clicks of the mouse.

All our customers, be they water or energy suppliers, infrastructure managers, manufacturers, distributors, contractors, OEMs, global strategic accounts, building operators or end users, are looking for comprehensive responses to their electricity and automation management needs. Customer satisfaction is an integral part of our strategy to grow a loyal customer base. Through partnerships, dialogue and local presence, each of our team members has what it takes to be a partner in our customers' performance. More than half of the Six Sigma improvement projects initiated in 2006 were designed to improve customer satisfaction. Quarterly surveys measure our progress in this area as we work towards our goal of raising the percentage of very satisfied customers by 30% by 2008.

30%

Target increase in the percentage of very satisfied customers by 2008.

68

call centers to serve our customers.

90%

Percentage of orders filled within 48 hours around the world.



We draw on a complete portfolio of energy management know-how and solutions to give customers peace of mind so they can focus on their core businesses. With our electric network analyses, building utility monitoring systems, power management and metering software and high availability critical power solutions, energy efficiency goes hand in hand with performance and profitability.

Comprehensive solutions that are easy to deploy

To get a handle on users' expectations, we have re-created their daily environment in the laboratory. Thanks to these innovation platforms, we are able to respond much faster with effective solutions based on observation. We also share our industrial expertise through Preferred Architectures, which combine products and systems from our lineup to serve typical customer requirements with turnkey solutions. Examples include optimized automation and monitoring devices for machines in the textile or automobile industries, critical power solutions for hospitals, and electrical distribution and VDI networks for office buildings.



The right service in the right place

Our customers have access to call centers, online diagnostics and support services, a global e-catalog, downloadable software, and online information and training. In each country, we offer training to meet the specific needs of our different customer profiles, including electricians, engineering and design firms, contractors, operators and maintenance technicians. As always, our goal is to help customers become even more effective in their daily work.

Specialists talking to specialists

We understood long ago that customers like to talk to someone who understands what they do. That is why we have set up dedicated organizations and services, such as Customer International Support, which offers OEMs spare parts delivery worldwide and after-sales service at user sites.

Schneider Electric also has an organization dedicated to global strategic accounts, including manufacturers, distributors and service providers. This organization shortens the decision-making process and leverages all the necessary resources from Schneider Electric's worldwide operations to serve these customers' needs.

Remotely managing facilities in real time

Schneider Electric has chosen to tap into the simplicity of the Internet with open, standard systems. Our Transparent Ready™ solutions allow users to manage their facilities in real time from any location. We are continuing to broaden our lineup with a focus on systems that are easy to install and use.

Energy savings, comfort and high performance for everyone

→ Green building in India

Located in West Bengal, Technopolis is a green building remarkable for its energy performance, comfort and safety. It features a comprehensive building management system with a TAC Vista solution that continuously monitors water treatment, heating, air conditioning, elevators and other key functions. This solution optimizes energy management, anticipates maintenance and factors in the owners' and operators' changing needs, for an energy savings target of 30%.



A mall with a view of Mount Etna

Etnapolis is the largest shopping center in the Mediterranean rim, with 110 shops and supermarkets, 10 restaurants and 14 movie theaters. Schneider Electric provided the electrical installation for the common areas and the Castorama DIY superstore. A TAC Vista® remote supervision system and numerous actuators and sensors optimize ventilation, lighting and heating management.



Danone's Dream

Danone has launched a project with Nobel Peace Prize winner Muhammad Yunus to provide affordable food products to the two-thirds of the world's population that lives on less than $2 a day. Known as "Dream", this project is designed to improve health through nutrition while creating a favorable environment for developing local business and reducing poverty. Because "Dream" fits in perfectly with our vision of sustainable development, we were proud to partner Danone for the opening of the first plant in Bogra, Bangladesh. Schneider Electric donated the low voltage distribution switchboard and its installation by a local partner.

TAC Vista® 5
With its intuitive, clear and modular graphic user interface TAC Vista® 5 guarantees simple and efficient building utilities management.


TAC Vista

Scottish wind power
Schneider Electric is participating in the construction of Europe's largest windfarm, which will help reduce CO_2 emissions by 170,000 metric tons a year.



High quality energy for tastier kisses

The Hershey Company, world famous for its chocolate kisses, has installed Powerlogic monitoring and control solutions to manage the electrical network at its Virginia plant, with the goal of improving service continuity and keeping a lid on costs. Hershey has been using Powerlogic systems since the 1990s. With this new solution, it can monitor consumption and amperage, manage the quality of electricity distributed throughout the plant, continuously track system status and take remote action if necessary. The bottom line? Considerable savings for the plant and even tastier candies.


Testimonial

Lorin Droppa
Senior Designer,
The Hershey Company,
United States

"In my job, I need to have a detailed view of our plant's electrical system at all times. Powerlogic helps me enormously. Because our workload is changing all the time, it's crucial for us to know very quickly if our electrical infrastructure can handle a new process. The data provided by the Powerlogic system help us make well-informed decisions. Powerlogic really plays a critical role in telling us whether a project is feasible or not."



GLOBAL COMPACT

Environment Principle 9

Businesses should encourage the development and diffusion of environmentally friendly technologies.

Altivar 21
Designed for motors rated 0.18 to 80 kW. Altivar 21 is perfectly suited for HVAC applications.



In Egypt, the Cairo International Airport
has chosen Schneider Electric to provide a comprehensive, secure electrical distribution system for Terminal 3. The contract includes transformers, wiring, uninterruptible power supplies and an energy management system.

Uninterrupted, reliable, secure service



High-quality, uninterrupted power in China

China's national weather service has selected Schneider Electric and subsidiary MGE UPS Systems to design and install a critical power network for its data center. Meteorologists constantly receive fresh satellite data to update their national weather forecasts at the more than 1,200-square-meter site, and the slightest outage or overheating can seriously disrupt operations. For this reason, the center tapped into our expertise for a comprehensive solution combining electrical distribution, ventilation, air conditioning and critical power.

Replace first, ask later

This policy for product returns deployed throughout the Asia-Pacific zone has lifted the percentage of very satisfied customer far above expectations. It will gradually be applied across the entire company.

Enhanced safety and uninterrupted service

Our new Okken low voltage switchboards withstand shocks and corrosion even better than before and offer enhanced internal arc resistance.



Critical power solutions to save lives



In a hospital, a power outage can put lives in danger. Doctors and administrators at Saint-Joseph Hospital in Marseille, France, are more than aware of the importance of critical power. That's why they chose Schneider Electric to guarantee uninterrupted service. The flexible installation can handle Saint-Joseph's ever-changing needs in terms of quality, availability, protection and monitoring. In this way, the hospital can focus on achieving its objective of uninterrupted care.


Testimonial

Florent Rovello
Assistant General Director,
Saint-Joseph hospital, Marseille, France

"As France's largest private hospital, with 800 beds, we know that energy quality and availability are mission critical. That's why we turned to Schneider Electric's teams to modernize our electrical installations and bring them into compliance with the latest standards. The goal is to find the perfect balance between the electrical network's architecture, the products and equipment installed in the hospital and the operating and maintenance departments to ensure impeccable service for our patients, now and in the future."

New soccer stadiums sport Schneider Electric equipment in Morocco

The two 45,000-seat stadiums under construction in Marrakech and Tangiers are equipped with low voltage equipment and UPS systems from Schneider Electric and MGE UPS Systems for the floodlighting, directional lighting and building management system. Soon, the sites will be ready for uninterrupted play.

Belgium's chamber of electrical equipment wholesalers recognized Schneider Electric Belgium with its 2006 Vendor Rating award for best supplier, all categories combined.

The FIP'clic range delivers significant energy savings by making it easy to program residential electrical heating devices.



Monitored networks

Hydro-Québec, a large North American power utility involved in electricity generation, transmission and distribution, has opted for Schneider Electric grid automation solutions to help it quickly identify any power line dysfunctions. The fault detection project will equip load break switches installed on the overhead 25 kV network with control units that will allow operation from the existing remote control center using a wireless communication system.



Acrobats take flight with Schneider Electric

At the closing ceremonies of the 2006 Winter Olympics in Turin, acrobats flew 20 meters above the ground in a vertical wind tunnel. To make this amazing performance possible, Schneider Electric Latvia provided the local systems integrator with a 630 kW speed drive and other equipment to control the wind tunnel's massive motor.

Fast and safe subways, from Beijing to Guangzhou

In preparation for the 2008 Summer Olympic Games, Beijing is building a new subway line with 22 stations. Schneider Electric China is supplying the electrical distribution system. In Guangzhou, host to the 2010 Asian Games, we will supply low voltage equipment for subway lines 4 and 5.



2006 in brief

A bacteria-fighting light switch
The Alvaïs range of light switches is made of an antibacterial composite material that meets the most demanding cleanliness standards.



Plug-in broadband
Ilevo, Schneider Electric's Power Line Carrier subsidiary, has launched an "in-home" lineup that puts broadband Internet access into every electrical socket of your home. Available at www.ilevo-shop.com.


Ilevo

Data hosting in complete safety

Telehouse Europe has chosen Schneider Electric to provide the low and medium voltage infrastructure for its new data center in Paris, as well as system supervision. The solution offers almost instant switching to back-up power in the event of an outage or during maintenance. In addition, a cooling system keeps the constantly running servers from overheating. This success story has made Schneider Electric a preferred partner for Telehouse's medium-term projects.



A watchful eye at Colombia's central bank

In the banking industry, it is crucial to have an overall view of all branches at all times. Colombia's Banco de la República selected building automation systems from Schneider Electric subsidiary Integral to remotely monitor the 500 cameras installed in five cities across the nation. The high-definition images are continuously recorded so that nothing goes unseen.


choisir Te
Testimonial

Olivier Caron
Operational Head of Telehouse France

Telehouse Europe, a subsidiary of Asia's KDDI, provides state-of-the-art data center and colocation facilities for the housing of telecommunications and IT infrastructure.

"Telehouse guarantees availability of 99.99%, which corresponds to five minutes of downtime per year. This level of excellence in terms of service, hosting and critical applications depends on faultless electrical, climate control and security infrastructure. That's why we called in Schneider Electric experts during the design, development, installation, operating and maintenance stages for the new data center's critical power supply."

Best supplier in the Gulf

Schneider Electric Gulf States was voted Best Supplier for its contribution to the development of the Civil Aviation Department and Dubai's international airport

Welcome to the New Electric World

The New Electric World Center presents the very best of the New Electric World. Voted Best Showroom 2006, the center showcases such exciting technologies as communicating LEDs.



Productivity gains and controlled costs for our customers

→ A cleaner aluminum plant in South Africa

BHP Billiton's Hillside smelter selected the Schneider Electric-Areva consortium to fully renovate its electrolytic cell control system. The contract involves engineering studies, delivery, installation supervision and commissioning for the new system that will control the plant's 576 cells. 80% of the new aluminum plants built in the past ten years are equipped with this system, which helps reduce greenhouse gas emissions.

→ Two new refineries choose Schneider Electric

Thanks to its experience in the oil and gas industry, Schneider Electric was chosen for two major projects in the Middle East and Asia. Qatargas asked us to supply medium and low voltage equipment, as well as digital control and monitoring systems, for Ras Laffan, one of the largest refineries in the world. We also installed equipment and provided after-sales service for Vietnam's first refinery, which will help the country reduce its petroleum product imports.



Shiny as new in a quarter of the time

National Car Wash's new automatic Tunnel Commander™ system can wash twice as many cars in an hour as a standard system, while delivering energy savings of more than 33%. Tunnel Commander™ leverages a Schneider Electric solution that combines Altivar speed drives, Modicon Premium PLCs, TeSys U-Line motor starters, a Phaseo electrical distribution system and Zelio relays.



[illegible] in brief

Even more open

Our Lexium 05 (0.4-6 kW) and Lexium 15 (0.9-42.5 kW) motion controllers function with Ethernet, CANopen and other standard networks, making them easy to integrate in all automation architectures.



Simpler and faster processes

The new Modicon M340 programmable logic controller facilitates the design and production of mid-range machines and considerably shortens programming time.




Testimonial

Arturo Ferrer Ariño
Sales Director,
Girasolar, Spain

"Girasolar is specialized in the development of environmentally friendly heating. In particular, we make boilers that run on olive pits, grains and other green fuels. These boilers require highly accurate temperature management, achieved by regulating the fuel supply. Thanks to Schneider Electric's Zelio Logic solution, we can monitor and configure this process remotely. Zelio Logic simplifies our installations and allows us to view and transmit data to customers so we can act more quickly. And that helps everyone save both time and energy!"

Turnkey solution for a Japanese customer in Hungary

When Japan's Ibiden decided to locate its new diesel particulate filter plant in Hungary, its local subsidiary turned to Schneider Electric teams and partners for an end-to-end solution covering delivery, installation, and commissioning of medium and low voltage networks.
Pleased with the results, Ibiden has demonstrated its confidence by awarding us a new contract for its second plant.

Entire cities reduce their lighting bill

Lighting consumes 19% of the electricity generated worldwide. Our public lighting management systems adjust lighting levels to local needs and lengthen bulb lifespan, thereby reducing replacement and maintenance costs and cutting electricity consumption by up to 40%.The cities of Amiens, France and Delhi, India have chosen these solutions, which also allow them to manage programming and network incidents remotely, via GSM.



Customer recognition

Rexel, the world's leading electrical products distributor, bestowed its Exceptional Supplier award on Schneider Electric U.S. and North American market leader Square D.

Meeting customers

In 2006, we took our private Initi@tive roadshow to China, Australia and the United States. In all, more than 7,000 customers were invited to discover solutions from Schneider Electric and its partners.

Environment Principle 9

Businesses should encourage the development and diffusion of environmentally friendly technologies.

GLOBAL COMPACT

Making the environment an integral part of design and production



The International and Iberian Operating Division's new headquarters in Barcelona, Spain is equipped with a photovoltaic system and a centralized HVAC solution that reduces energy costs by 15%.

From the drawing board and at all production sites, we take into account the need to manage electricity consumption, conserve natural resources and facilitate product recycling. In our commitment to the environment, we have developed the use of eco-design practices, made our sites more energy efficient, involved our employees and suppliers in our approach and helped our customers improve their environmental performance.

Schneider Electric has set ambitious targets as part of the new company program to earn ISO 14001 certification for all our manufacturing and logistics sites, publish 120 Product Environmental Profiles and reduce energy use by 10% in our already efficient plants.

The results achieved in 2006 are encouraging, notably for eco-design. We have also brought our lineup into compliance with the European Restriction of Hazardous Substances (RoHS) Directive, which took effect on July 1, 2006. The measures taken go beyond the Directive's requirements.

90.6%

Percentage of our manufacturing and logistics sites certified to ISO 14001 in 2006.

65

Number of Product Environmental Profiles published in 2006.

6%

Decline in energy use at our production sites over the past two years.

When we develop our global products, we keep two things in mind: efficiency and reducing environmental impact throughout the product's lifecycle.

Energy efficient, recyclable products

We are making our products more compact to conserve natural resources and reduce their electrical consumption in operation.
To facilitate end-of-life processing, we choose materials that are easy to recycle and clip-together systems that are easy to disassemble. Life cycle analyses and recyclability assessments help us identify areas for improvement. We have also published an internal product development guide based on eco-design principles. What is more, we train designers, marketing staff and production and purchasing managers in eco-design each year.

Well-informed customers

We inform customers about our products' environmental impact and provide Product Environmental Profiles (PEPs) to assist them with disassembly and recycling. These profiles give a detailed description of a product's environmental impact throughout its lifecycle and the best solutions for end-of-life treatment. Our goal is to establish 120 PEPs for products representing 50% of product revenue by the end of 2008.

Hazardous substances banned worldwide

The European Restriction of Hazardous Substances (RoHS) Directive, which took effect on July 1, 2006, bans the use of lead, mercury, cadmium, hexavalent chromium and brominated flame retardants in certain electrical equipment sold in Europe. A detailed review of our lineup revealed that the Directive concerns only a limited portion of our products directly, but a much larger portion indirectly. In keeping with our commitment to the environment, we decided to go far beyond the Directive's requirements by completely eliminating these substances by 2008, including in the low voltage lineup.


Testimonial

Clarence Chan
RoHS Manager, Environment, Standards & Certification, Schneider Electric Industrial Development Singapore

“We have many OEM customers who export to Europe. Because they have to meet the RoHS Directive's requirements for their European customers, the products we supply must comply as well. Practically speaking, we have added a service to our website where customers can check their products for compliance. We have also taken measures to ensure that the products from our Batam, Indonesia plant comply with the Directive. This meant changing suppliers for certain components, either because we could not guarantee quality with the new production processes or because the supplier did not have an alternative to hexavalent chromium for surface treatment. Lastly, we have checked all our inventory to separate lead-containing products from lead-free ones.”

Improvement plans at all our sites

Our goals for 2008 are to deploy the environmental management system across the Group, earn ISO 14001 certification for all our manufacturing and logistics sites and reduce energy consumption per manufacturing site employee by 10%.
At the end of 2006, 192 of our sites were certified. In addition, several achieved significant energy savings during the year.

⇨ Target for end-2008: *992 RoHS-compliant product ranges representing 80% of revenue.*

Environment Principle 7
Businesses should support a precautionary approach to environmental challenges.

Principle 8
Businesses should undertake initiatives to promote greater environmental responsibility.

Principle 9
Businesses should encourage the development and diffusion of environmentally friendly technologies.

Compliant products for our customers and the environment

True to our word, we brought all products directly concerned by the RoHS Directive into compliance by the application date, as well as components that are frequently integrated in devices such as household appliance timers.

1999 – July 2006: promises kept

The European Restriction of Hazardous Substances (RoHS) Directive, which came into effect on July 1, 2006, bans lead, mercury, cadmium, hexavalent chromium and brominated flame retardants in certain electrical and electronic equipment sold in Europe. Starting in 1999, we took action to help suppliers and sub-contractors find substitutes that could guarantee the same level of quality and performance. A great deal of development work was carried out to select components and production processes and make them reliable, notably in the areas of lead-free electronics and corrosion protection without hexavalent chromium.



We also participated actively in the publication of implementation guides and helped contractors, OEMs and distributors comply with the new regulations. During the transition period, our units worked very hard to provide compliant products on time that matched or surpassed the replaced products in terms of quality and reliability. Lastly, we set up a dedicated website to provide customers with all the information they need (**www.rohs.schneider-electric.com**).

Looking to 2008: expanded commitments and global deployment

To go a step farther, Schneider Electric has decided to eliminate cadmium from its products as well, even though it could benefit from an EU exemption, and to remove the six substances banned under RoHS from its low voltage lineup. The project has begun and should be completed by end-2008. Although the RoHS Europe Directive only applies to products sold in Europe, Schneider Electric has decided to bring its entire lineup into compliance worldwide before the end of 2008. In this way, we will be prepared for regulatory changes in other countries, such as China, where our products will be compliant long before hazardous substances are effectively banned. New regulations are expected in the months ahead in India, the United States, South Korea, Australia and other countries.

2006 in brief

Corrosion protection
The ABR1 electronic relay's screw heads and connecting terminals are now treated with trivalent chromium instead of hexavalent chromium. The printed circuit board is bromine-free and the copper wires are attached with lead-free solder.



C60 circuit breakers: no more lead
In addition, trivalent chromium has replaced hexavalent chromium and bromine-free materials have been introduced for the plastic parts.



WEEE Directive

Taking end-of-life equipment off our customers' hands



Whereas the RoHS Directive addresses products at the design stage, the Waste from Electrical and Electronic Equipment (WEEE) Directive focuses on end-of-life equipment. WEEE, which came into effect in 2005, requires that equipment be sorted, treated and recycled. Even before the Directive was implemented, we offered to handle end-of-life products for customers in several countries, including France. Subsidiary MGE UPS Systems began offering the same type of service in 2006. Its "Swap Pac" saves customers the hassle of managing electrical and electronic waste from outdated uninterruptible power supplies. The program comprises an environmental review of the installation's electricity consumption and quality; removal and certified destruction of the end-of-life equipment; and delivery of new equipment.


Testimonial

Christiane Faure
Advanced Technology Engineer
Solectron, Bordeaux, France

"Solectron, a specialist in printed circuit board assembly, is one of Schneider Electric's leading suppliers. Schneider Electric began thinking about the transition to lead-free electronics several years ago and carried out a feasibility study on lead-free assembly in 1999.
A few years later, a working group was set up to anticipate and resolve the problems raised by compliance with RoHS. The first was to find lead-free solders that met Schneider Electric's specifications, notably in relation to varnishing constraints. The main issue concerned the availability and management of RoHS-compliant components.
We created an eight to ten person working group, half Schneider Electric and half Solectron. There was an excellent spirit of cooperation from the start.
We all wanted to succeed and we all learned from this project."

RoHS online

We have created a dedicated website to help customers understand and implement RoHS regulations and check the compliance of specific products (www.rohs.schneider-electric.com).


RoHS Compliance

Systematic environmental management

When the ISO 14001 environmental management standard was published in 1996, Schneider Electric immediately initiated a process to certify its sites. This comprehensive approach, initially applied at manufacturing and logistics sites, has been extended to a number of non-production sites. We also implemented an energy savings program in 2006 called Energy Action.



ISO 14001 certification for all sites

Our policy is to obtain certification for all manufacturing and logistics sites within two years after their acquisition or construction. Another 18 units earned certification in 2006, including the new Florida plant in Argentina and distribution centers in Budapest, Hungary, Hong Kong and Singapore. Our sales agencies in Germany, as well as two agencies in Metz and Strasbourg, France, were also certified. We expect to complete the certification process for all our French agencies in 2007. In all, 192 manufacturing and logistics sites sported the ISO 14001 label at the end of 2006. For the first time in 2006, we implemented a process to measure CO_2 emissions from primary energy consumption and to estimate volatile organic compound emissions. We have defined a full set of environmental indicators, which covered 184 sites in 2006 versus 172 the year before.

2006 in brief

Energy efficiency CD-Rom
The disc was sent to 600 Schneider Electric managers worldwide to make them more aware of energy issues and familiarize them with the Group's solutions for optimizing customers' energy use.



Galaxy 6000
This new three-phase uninterruptible power supply from MGE UPS Systems saves 177,500 kWh over its lifetime.




Schneider
Electric

Energy savings: walking the talk

As the marketplace's energy efficiency partner, we apply our solutions in our own operations through the Energy Action program to reduce consumption. The objective is to reduce energy consumption per production site employee by 10% by the end of 2008. As of December 31, 2006, more than 50 sites had deployed action plans and a dozen had rolled out a reduction/energy management program. Our goal is to extend Energy Action to all sites, including offices, by 2008. Besides saving us an estimated €9 to €18 million per year, the program will provide a real-world view of how our solutions can help customers.

Eco-efficient plant in India

The architectural brief for our new Hyderabad plant, inaugurated in 2006, was to reduce energy consumption to the minimum. The building is fully insulated and designed to make the best possible use of natural light. Proximity sensors turn the lights on and off automatically. Air is simply cooled in a large part of the plant, for energy savings of 60% in relation to air conditioning. A Schneider Electric building management system optimizes utility energy consumption, saving more than 3.4 million kWh a year.

“Thanks to Energy Action, Schneider Electric's sites in Coventry, Leeds, Scarborough, Swindon and Telford reduced their consumption by 20% by using energy management solutions and training employees to use less energy both at work and at home. Disciplined tracking at the five sites is helping us to identify best practices that can be later extended across the Company. These efforts helped Schneider Electric UK earn the Carbon Trust's coveted Energy Efficiency Accreditation. A government-funded, independent company that is leading the UK's drive to reduce CO_2 emissions, the Carbon Trust has accredited less than 250 companies in the past twelve years. This label will help promote our solutions in the British market, where electricity prices rose 29% to 38% in 2006.
As the Energy Efficiency Accreditation Scheme Assessor for Schneider Electric, I was highly impressed by the company's plans and intention to provide a high level of customer support in the field of improving energy performance.
It was refreshing to meet an organization that had such a clear intent to pass on not only its products to customers but also its energy management expertise.
Its portfolio of evidence demonstrated a full commitment to reducing the environmental impact of all of its activities and relationships.”



Trevor Floyd C.
Eng-Principal Consultant
Tenby Consultancy Group,
Registered Low Carbon Consultant
"A Carbon Neutral business",
United Kingdom

Green building standards

The Group's future office under construction in Rueil-Malmaison will comply with France's HQE green building standards, notably as concerns energy consumption.



Online environmental training

A 28-module program lasting around 15 hours is available to all Schneider Electric employees with tests to evaluate understanding and progress.

Commitment and progress in occupational health and diversity



Australia: Clipsal's health, safety and environmental management system has been certified to ISO 14001 and OHSAS (Occupational Health ans Safety Assessment Series) 18001 standards since November 2006.

Our people and their commitment give us our competitive edge. As part of our strategy to attract and develop talent and harness entrepreneurial spirit, we build high-quality local and international teams and develop their skills through medium-term plans. Because we see diversity as a strength and a source of creativity, we promote the creation of multidisciplinary, multicultural teams. We also encourage mobility and are working to make our leadership teams more international. We give employees a stake in achieving targets and in the Group's performance through profit-linked incentive plans and employee share ownership programs. This motivating policy helps us attract and keep the best people in all of our host countries.

We have also deployed a global program to improve workplace health and safety. Our goals here are to ensure that all employees have health coverage, notably in emerging markets, and to reduce the number of lost days from work accidents by 20% a year over the period covered by the new company program (2005-2008).

38%

Reduction in the number of lost days from work accidents per employee and per year in 2006

100%

Percentage of employees with basic health insurance in 2006

14.5%

Percentage of women participants in our international mobility program in 2006



The diversity of the countries, markets and customers served by Schneider Electric is reflected in its workforce. This diversity is both cultivated and encouraged. By hiring and training people on all continents, we are sure of understanding our local customers and partners because our employees share the same culture.

A multinational approach to human resources

Human resources evaluation and management resources are being harmonized worldwide so that all team members can fully express their potential and employability and help execute Group strategy. We have enhanced our management planning, deployed three-year competency plans aligned with our new needs, given employees the opportunity to talk with managers during individual competency reviews and increased our investments in training.

Attracting and developing talent

Our Marco Polo international recruitment program and partnerships with 12 top schools and universities around the world help us develop and promote multicultural teams. Training is a key success factor at all levels of the organization. In 2006, Schneider Electric University considerably expanded its programs on customer focus, continuous change and leadership skills and attitudes through its specialized institutes. We have also made widespread use of e-learning to offer training to the widest possible audience in our corporate community and deployed programs developed by the Schneider Electric University's institutes locally.

Improving workplace health and safety

Defined in 2005, the Group's occupational health policy is discussed in all of Schneider Electric University's management seminars. The policy was widely distributed among the units in 2006, with the country organizations responsible for deploying action plans. A health community was created to share and spread best practices within the Group. Each year, the local health and safety policy is formalized and presented to employees. The number of days lost due to work injuries is tracked on a monthly basis in all host countries to get a precise view of the local action plans' impact.

In 2006, 1,126 employees from 72 countries attended Schneider Electric University's seminars on managerial and global expertise.

GLOBAL COMPACT

Labor standards
Principle 6

Businesses should uphold the elimination of discrimination in respect of employment and occupation.

Our priority: each employee's physical, mental and social well-being


Testimonial

Dave Petratis
Executive Vice President of Schneider Electric's North American Division
In 2006, Safety + Health magazine ranked Mr. Petratis among the top seven CEOs for commitment to occupational health and safety.

“Our employees are our most precious asset and even one accident is one too many. Our employees serve our customers. By reducing work accidents and lost time injuries, we can enhance employee satisfaction and customer service quality.”



Rich Widdowson
Vice President, Safety for Schneider Electric's North American Division

“Our main objective was to prevent accidents and injuries, but the considerable improvements we achieved have also saved us several million dollars in workers' compensation. Thanks to our excellent results, we are clearly recognized as a leader in our industry—and that's a real competitive advantage.”

In our policies, we have adopted the World Health Organization's definition of health: “Health is a state of complete physical, mental and social well-being and not merely the absence of disease or infirmity”. Our objective is to make good health a shared ambition with all our partners.

Raised awareness

As part of a comprehensive action plan, Schneider Electric intends to drastically reduce the number of work accidents recorded at its sites each year. In the front lines, we want to raise managers' awareness of occupational health and safety issues and enhance their commitment to continuous improvement. Our commitment here has both a people and a business focus. The first has to do with our responsibility towards employees, while the second involves reducing the cost of work accidents. Our new health policy is built around the concept of the employee's well-being. Units with the poorest safety performance are now individually monitored by a member of the Executive Committee. Seventeen units in nine countries were tracked in 2006, and all improved their results. Another way to spur quick change is to make improving safety a criteria in managerial compensation. This has been the case in the United States for several years and in France since 2006. The policy will be extended to our other host countries.

Schneider Electric in Saudi Arabia
Our local unit has earned both ISO 14001 and OHSAS 18001 certification. What is more, it organizes health, safety and environment (HSE) training for customers to share its expertise.

Health and nutrition information campaigns in Singapore
Our subsidiary in Singapore has introduced weekly games and exercise classes, yoga and cardio training to promote good health. The Singapore Health Promotion Board recognized these efforts with its Silver Award in 2006.



⇒ 90% improvement on an assembly line

An in-depth analysis at Schneider Electric United Kingdom revealed that 70% of musculoskeletal (MSK) injuries stemmed from carrying loads and 30% were related to the use of compressed air tools in assembly. A comprehensive review of tasks and posture plus new pre-programmed compressed air tools eliminated most risks. These measures also reduced injury frequency and severity—by more than 90% on the assembly line—and improved productivity and quality.



Towards a dedicated health management system



We encourage our units to implement an occupational health management system. Many have chosen to apply for Occupational Health and Safety Assessment Series (OHSAS) certification, which sets out rules for occupational health and safety. All our sites in Saudi Arabia and Schneider Beijing Low Voltage in China were certified in 2006, as was SAPEM in France, our first manufacturing facility to achieve triple certification (for quality, environmental management and occupational health and safety).

Preventing risks

Training on preventive actions is available in several countries to improve road safety.



Specially adapted work stations

The MGA plant in France has adapted two work stations so that disabled employees can return more quickly. In just four months, the number of lost days declined by 126.

Making the most of diversity



Testimonial

Mariame Diakite-Bamba
Schneider Electric Country Manager for Côte d'Ivoire, Niger, Burkina Faso, Benin, Togo and Guinea-Conakry

"

What made you want to work for Schneider Electric?
I wanted to discover new things and Schneider Electric offered the opportunity to work with very high level technical and management competencies.
I have learned a great deal in my work and I've taken several training courses that have prepared me to lead my team and that have supported my personal development.

What advice would you give to women who want to follow a similar career path?
In a position of responsibility, a woman is expected not only to do her job, but also to justify her appointment by excelling.
It is important to persevere. Although this type of position is demanding, it's motivating to have the chance to be a role model. A woman who succeeds in the executive suite breaks down barriers for others.

"

Diversity underpins our history, culture and identity. That's why the first commitment in Our Principles of Responsibility states that: "Schneider Electric employees can all express their cultural diversity and are managed without discrimination."

Diversity everywhere

We know that employees who feel respected are more motivated and effective. For this reason, we have taken measures to promote gender equality, jobs for the disabled and minority hiring. We take action at three levels: recruitment, job opportunities for young people and career development.
Our goal is to make diversity a strength, an advantage and lever for developing creativity and competitiveness. Our diversity charter reflects this commitment.

2006 in brief

10th anniversary
The Felix program, which develops high potential junior managers worldwide, celebrated its tenth anniversary in 2006. This year, 31 participants from 23 countries attended sessions in Beijing.



Daycare solutions
Inter-company daycare centers in Eybens and Rueil-Malmaison, France, offer 70 spots for children of Schneider Electric employees. The centers, opened in September 2006 and February 2007, make life easier for parents and fun for kids.

"Choose your life"
20 women sponsored in France

The "Choose your life" program gave 20 women students from the INSA and ENSTA engineering schools in Lyon and Paris the opportunity to structure their professional choices through a three-month internship with personalized mentoring. The program will be offered every year.


Building
New Electric World



A different approach
to hiring in Spain

In Spain, our Meliana site participated in a community program to encourage the hiring of disadvantaged individuals, including foreigners, single parents, victims of domestic violence and people with disabilities. The Meliana business development council selected and trained 40 candidates out of 200 applicants and Schneider Electric hired 20.

Attracting female graduates in Germany

Because less than 15% of the students working towards electro-technical degrees in Germany are women, Schneider Electric has a hard time recruiting female graduates. To enhance its attractiveness as a potential employer, the Group visits technical schools and universities and organizes a special "women day".







A world of possibilities
Schneider Electric's active policy towards the disabled is illustrated in an awareness-raising film featuring interviews with disabled individuals, colleagues, social workers, professionals and recruiters.



Helping local populations respond to emergencies and prepare the future



Talam Petai (India)
70 students attend this new two-classroom school, which is also used by village residents for meetings outside school hours.

Schneider Electric encourages solidarity with host communities in the 108 countries where it operates. We work side by side with our employees to provide emergency assistance to victims of natural disasters. We also support youth education and training to help young people prepare their future and find their place in society. All our team members have the opportunity to contribute to these actions, which are coordinated, supported and relayed by our foundations in France and the United States. Created in 1998, the Schneider Electric Youth Opportunities Foundation has 200 volunteer employee delegates in 44 countries.

84%
of our sites provided support for 205 associations around the world in 2006.

€2.85 million
was allocated to 50 tsunami-related projects.

€2 million
worth of equipment was donated in 2006.

Schneider Electric, its Foundation and its employees give their time and energy to help young people through educational, sponsorship and rebuilding programs. The programs leverage the Group's know-how and its team members' skills around the world.

Pulling together to rebuild

When a natural disaster such as earthquake, flood, tsunami or hurricane hits, the Schneider Electric Foundation quickly relays local employees' efforts throughout the Group and uses its own expertise to help them cooperate effectively with non-governmental organizations, so that the people who need assistance get it as fast as possible. In 2006, the Group and its employees donated money and equipment to numerous disaster victims.



A network of 200 delegates

Created in 1998 under the aegis of Fondation de France, the Schneider Electric Foundation counts on a network of 200 employee volunteers to select and lead local partners in the areas of training and youth opportunities and to create motivational events aligned with the local culture. This network organization allows the Foundation to respond quickly on an international scale, instill common values and raise employee awareness about its programs.

Giving young people a helping hand

Schneider Electric has been involved in training programs for disadvantaged youth and high school non-completers for many years. Team members' involvement in these programs has been a key success factor. Each year, 1,500 mentors train young people. A number of our customers lend a helping hand by offering stable job opportunities at the end of the training program.


Schneider Electric

Human rights Principle 1

Businesses should support and respect the protection of internationally proclaimed human rights.



70% of the tsunami-related projects *supported by the Foundation in India, Indonesia, Thailand and Sri Lanka were completed as of December 31, 2006.*

Rebuilding after an emergency

Tsunami drive facts and figures

- 71 country organizations involved
- €2.86 million donated, of which €658,821 from employees
- 50 projects supported, including 12 schools, two medical centers and an orphanage
- 4 countries targeted: India, Indonesia, Sri Lanka and Thailand

Schneider Electric and its team members took action immediately to help the victims of the December 2004 tsunami in Southeast Asia. We are still involved more than two years later. Similar responses were carried out in 2006, notably following Hurricane Katrina in the United States.

Staying involved over the long haul

Schneider Electric's tsunami solidarity drive, launched in January 2005, includes three programs:

- Emergency response: purchase of ambulances, equipment for emergency housing and shelter and basic necessities and installation of mobile water treatment units.
- Donation of equipment and services to restore drinking water and electricity in cooperation with partners.
- Reconstruction, essentially of schools and an orphanage.

Thanks to the tenacity of the employee delegates tracking these programs locally, 70% of the projects were completed at end-2006 and 89% were finished in early 2007.



Ringing in the new school year in Indonesia and Thailand

More than 800 Indonesian children started the 2006 school year in four new schools in Meulaboh and Banda Aceh, leaving their temporary tent schools behind. The establishments—three primary and one nursery school—were part of Schneider Electric's reconstruction project. They were built in partnership with Indonesia's Ministry of Education and Cultural Affairs and the Nurani Dunia association.
In Thailand, the Baan Hin Lad school was rebuilt and expanded thanks to support from the Schneider Electric Foundation and the World Vision Foundation of Thailand. A three-storey building with 18 classrooms was rebuilt to house the largest number of schoolchildren possible. The complex now has room for 646 students.

2006 in brief

Four ambulances were donated to the Indonesian Red Cross (Palang Merah, Indonesia) in the Banda Aceh region.



70,000 circuit breakers were donated to the PLN Aceh (Banda Aceh) electric company to help restore power in the region.

Inexpensive, energy-efficient homes in the United States



In North America, the Group has for many years supported Habitat for Humanity, an association that has built more than 150,000 inexpensive, decent homes for low-income families worldwide. Our involvement includes donations of circuit breakers and electrical panelboards. Many of our employees participate in the actual building projects. In 2006, we took part in an innovative Habitat for Humanity initiative to build low-price, energy-efficient homes in Canada—a first for that country. Following Hurricane Katrina, Square D contributed to numerous restoration projects. These included New Orleans City Park, the largest city park in the United States, and the celebrated Audubon Society's aquarium and insectarium.



Testimonial

Abhimanyu Sahu
Competency Center Manager, Schneider Electric Foundation, volunteer delegate, India

"Being confronted with the tsunami victims' harsh reality was an overwhelming experience for me. On the face of it, tracking construction of an orphanage 1,200 kilometers from where I live was not an easy task. But the exemplary involvement of the orphanage team and the local contractors, along with very disciplined monitoring, made it easier to coordinate construction, track spending and keep things on schedule. I am certain that this new environment will help the children overcome their tragedy."

Three mobile drinking water treatment units were donated to Lead International along with the fuel to operate them by the Schneider Electric Foundation. An operator has been seconded for a year to ensure the units work properly.



Helping young people get off to a good start

With more than 4,000 work-study contracts in France over the past ten years and innovative partnership programs, our school-to-work system has been a resounding success. Very quickly, we extended this commitment towards high school non-completers to all our host countries, with support from the Schneider Electric Youth Opportunities Foundation.





Supporting education for girls

Many young people would like to pursue their studies but do not have the resources to do so. Girls are often heavily disadvantaged in this respect, as is the case in Turkey. In response, Schneider Electric's employees decided to support 50 girls in Anatolia, one of the country's poorest regions, for four years. The girls are studying electricity and electronics at technical high schools in Istanbul. Thanks to our team members, they also have the opportunity to attend cultural events during the year. In Barcelona, Spain, employees are helping young immigrant women from northern Africa.

[illegible] in brief

Young people supported on the path to employment by team members at our Electropole research center in France repair bicycles that are then sent to Mali and Burkina Faso.

[illegible] tons of food and thousands of school supplies were collected in Brazil during the Luli campaign week for 13 associations, setting a new record.



Luli supporter

Scheduled during the World Cup of soccer, our weeklong Luli fundraising campaign highlighted social integration through sports to marshal employee support. A competition to forecast the World Cup's results called "Luli Foot" was organized for the benefit of local associations in each country, with matching funds donated by the Foundation to five international associations. New participants this year included Nigeria, the Electropole and Bangalore research centers in France and India, and our Crouzet subsidiary in Morocco. Thanks to the contributions collected in 69 countries, we were able to provide €1.4 million in funding to 205 associations.


Let's cheer on their successes!
From June 19 to 25, 2006
Schneider Electric

A worldwide response

Since 2002, the Luli international campaign has encouraged employees to demonstrate shared values like commitment and solidarity during a weeklong fundraising drive. The objective is to lend financial and moral support for educational, training and job opportunity projects launched by associations located near our sites and selected by our employees. Team members organize festive and sports events and donate their time and talent. The Schneider Electric Foundation matches their contributions.

"100 opportunities – 100 jobs"



Following the lead of our Chalon-sur-Saône unit in 2005, our sites in Grenoble, France have committed to a campaign that targets low-skilled residents of disadvantaged neighborhoods, age 18 to 30, who are motivated and ready to take part in a job opportunity program. The objective is to open the door to long-term employment within a period of 36 months by offering personalized skills-qualification paths with the help of 30 companies brought together and led by Schneider Electric. A similar campaign is planned in 2007 in Normandy.

Electrical training
for young people

Several sites support high schools and institutes that provide electrical training. From Portugal to Venezuela to Madagascar, team members work with local associations to help disadvantaged young people pursue technical training.

2[illegible]5 runners and walkers participated in a 16 Km race in Carros, France to help young disabled people obtain personalized material, educational and paramedical assistance.



In Singapore, employees and their families, customers and suppliers work hand in hand year round to ensure that disabled students get the educational resources they need.



A new value-creating growth profile



2006 Actionaria Shareholder fair
In November, Schneider Electric met with shareholders during the four-day fair in Paris.

For the past several years, Schneider Electric has actively pursued a strategy designed to increase its growth potential. Thanks to action plans deployed as part of the new^2 company program, the Group has energetically repositioned itself towards emerging markets and in new activities, with a focus on technological innovation. This new dynamic has resulted in strong revenue growth which, combined with stepped-up efficiency plans, has fed through to significantly higher profits and an attractive return on investment for shareholders.

up 33%
2006 dividend per share.

up 31%
2006 earnings per share.

up 12%
Schneider Electric share price performance in 2006.



Shareholders' Advisory Committee
The Committee reflects the geographic and professional diversity of Schneider Electric's shareholder base. It is currently made up of eight independent volunteers appointed by Schneider Electric for a three-year term. In 2006, the members met three times and made numerous suggestions that were then implemented by Schneider Electric's investor relations department.

Thanks to its unique strengths, Schneider Electric has developed an attractive business profile that allows it to take advantage of the New Electric World's fantastic growth opportunities.
These strengths include:
- Leadership positions in Electrical Distribution and in Automation & Control.
- A comprehensive, integrated and innovative lineup.
- Broad geographic coverage and a solid local presence.
- A flexible business model based on partnerships.
- The ability to play an active role in the industry's consolidation, through acquisitions.

Schneider Electric is committed to nurturing a solid relationship of dialogue and trust with its shareholders. We report regularly and clearly to shareholders through our business and sustainable development report, our registration document, our thrice-yearly Letter to Shareholders, financial notices published in the press and the shareholder relations section of our corporate website. On our site, shareholders can view the annual and interim results presentations and the Annual Meeting and track the Schneider Electric share price in real time.

Face to face with shareholders

Schneider Electric took advantage of the Actionaria shareholder fair held in Paris in November 2006 to discuss its business, strategy and performance with numerous shareholders and other visitors. We will again be on hand for Actionaria 2007 to promote and enhance relations with individual shareholders.

In 2006, we also invited financial analysts, investors and journalists to visit our new Electropole R&D center in Grenoble, France, dedicated to power protection and control. The visit provided an opportunity to present our research and innovation strategy. Lastly, we pursued our information campaigns with socially responsible investors and ratings agencies.

Financial calendar

April 19, 2007
First-quarter 2007 revenue

April 26, 2007
Annual and Extraordinary Shareholders' Meeting

June 4, 2007
Shareholders' meeting in Strasbourg, France

August 1, 2007
Half-year results
and second-quarter revenue

September 25, 2007
Shareholders' meeting in Lyon, France

October 23, 2007
Third-quarter revenue

November 22, 2007
Shareholders' meeting in Toulouse, France

Individual shareholders make their voices heard

The Shareholders' Advisory Committee is designed to relay shareholders' concerns in the area of financial communication to the Company.

N° Vert 0 800 20 55 14


Letter
to Shareholders

Stock Market Information

Earnings per share
(in euros)


5.95
4.56
3.73
1.85
1.94
02
03
04
05
06

€5.95

earnings per share
up 31%

Dividend per share
(in euros)


3.00*
2.25
1.80
1.00
1.10
02
03
04
05
06

€3.00 *

dividend
up 33%

**Recommended for shareholder approval at the Annual Meeting of April 26, 2007. The dividend will be paid as from May 2, 2007.*

Return on capital employed
(in %)


11.7%
10.5%
9.7%
04
05
06

up 1.2 point

€1,107

million
free cash flow

The Schneider Electric SA share vs. the CAC 40 index over 5 years
(Thomson Financial data)


Schneider Electric share
CAC 40 Index
90
75
60
45
30
6,000
5,000
4,000
3,000
2,000
54.00
45.09
51.90
51.20
75.35
84.10
97.05
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Feb. 22, 2007
Share price in euros
Schneider Electric share
CAC 40 index (base: Schneider Electric on December 31, 2000)

Ownership structure at December 31, 2006


0.94%
3.09%
2.08%
4.42%
89.47%
Caisse des Dépôts et Consignations
Employees
Own shares*
Treasury stock
Public

*Via Cofibel/Cofimines

Changes in the share base in 2006

Shares outstanding at Dec. 31, 2005	226,619,227
Share cancelled	0
Exercise of stock options	1,079,121
2006 corporate savings plan	0
Shares outstanding at Dec. 31, 2006	227,698,348
Potential shares at Dec. 31, 2006 (of which options to subscribe or purchase new or existing shares)	10,174,330
Fully diluted shares outstanding at Dec. 31, 2006	237,872,678
Average shares outstanding in 2006 (used to calculate earnings per share)	220,002,969

Five-year trading summary

	2002	2003	2004	2005	2006
Average daily trading volume					
• Thousands of shares	1,068.17	1,198.06	942.82	947.34	1,058.84
• Millions of euros	53.87	53.92	50.49	59.31	88.85
High and low share prices (in euros)[1]					
• High	59.85	54.30	58.25	77.15	93.40
• Low	37.16	37.40	49.20	51.15	70.85
Year-end closing price (in euros)	45.09	51.90	51.20	75.35	84.10
Yield including tax credit (%)	3.33	3.18	3.52	2.99	3.57

1. During the trading session.

Socially Responsible Investment (SRI) rating

ASPI Eurozone® Index
The Advance Sustainable Performance Indices' Eurozone listing tracks the financial performance of 120 leading euroland sustainability performers from the DJ Euro Stoxx benchmark financial universe. Schneider Electric has been included since 2001. Vigeo ratings are used to select the listed stocks, in keeping with ASPI Eurozone® guidelines.

Dow Jones Indices
After being selected for the first time in 2002, Schneider Electric was included in 2007 in the Dow Jones Sustainability Index World. This family of indices bases its decisions on research provided by Sustainable Asset Management (SAM), an independent asset manager headquartered in Switzerland.

Ethibel Investment Register
Schneider Electric was included in the Ethibel Investment Register in 2006. This reference for socially responsible investing is used by a growing number of European banks, fund managers and institutional investors.

- Traded on Eurolist by [illegible] Paris (Compartment A, eligible for the deferred settlement service)
- ISIN code: FR00001[illegible]
- Market capitalization at Dec. 31, 2006: €19.1 bn
- Index: CAC 40 and Euronext 100

A clear separation between management and oversight

To achieve a seamless transfer of powers to a new Chairman and support the ongoing implementation of the Group's growth strategy, at the Annual Shareholders' Meeting of May 3, 2006, the Board of Directors recommended changing to a two-tier management structure, with a Management Board and a Supervisory Board. Shareholders approved this recommendation and voted to amend the Company's bylaws accordingly, as well as electing the members of the new Supervisory Board. After the Annual Shareholders' Meeting, the new Supervisory Board met to appoint the members of the Management Board. This governance system separates management and oversight functions. The Management Board has the broadest powers in relation to third parties to act in all circumstances in the Company's name within the limits of the corporate purpose, except for those powers that are specifically vested in the Supervisory Board and the Shareholders' Meeting under French law and the bylaws. The Supervisory Board exercises ongoing control over the Management Board's management of the Company. To this end, it performs all the checks and controls that it considers appropriate and obtains copies of any and all documents that it considers necessary to allow it to fulfill its duties. The Supervisory Board has appointed an Audit Committee and a Remunerations and Appointments & Corporate Governance Committee.

Henri Lachmann



Supervisory Board

“The Supervisory Board comprises 13 members, including one non-voting member. Nine are independent, as defined by the Bouton report on corporate governance. Of these, five are from industry and services and four are from finance and insurance. In all, five different nationalities are represented. These individuals bring a remarkable set of competencies to the Board and are all very involved in its operations. One of the members has been assigned on behalf of the Board to develop specific expertise in the area of sustainable development and environmental and social risks.”

2006 in brief

The Audit Committee plays a key role in the Group's internal control system. It is responsible for preparing the Supervisory Board's decisions, making recommendations to the Board and issuing opinions on financial, accounting and risk management issues. The Committee met four times in 2006. The average duration of the meetings was 2 hours and 15 minutes and the average attendance rate was 94%.

The Remunerations and Appointments & Corporate Governance Committee makes recommendations to the Supervisory Board concerning candidates for appointment to the Management Board, the Supervisory Board and the Committees of the Supervisory Board and on their remuneration. It also recommends processes and procedures to ensure shareholders that the Supervisory Board carries out its missions objectively and independently. The Committee met three times in 2006, with an attendance rate of 100%.

Supervisory Board

Henri Lachmann
68, French
Chairman
Former Chairman and Chief Executive Officer of Schneider Electric

Serge Weinberg*
56, French
Vice Chairman
Chairman of the Board of Directors of Accor

Alain Burq
53, French
Member of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund

Noël Forgeard*
60, French
Corporate Director

Jérôme Gallot*
47, French
Chairman of CDC Entreprises

Willy R. Kissling*
62, Swiss
Corporate Director

Cathy Kopp*
59, French
Human Resources General Manager, Accor

René Barbier de La Serre*
66, French
Corporate Director

Gérard de La Martinière*
63, French
Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A)

Chris Richardson
62, American
Former Executive Vice President of Schneider Electric's North American Division

James Ross*
68, British
Corporate Director
Chairman of the Leadership Foundation for Higher Education

Piero Sierra*
72, Italian
Special Advisor for the administration of Pirelli's international companies

Non-voting member
Claude Bébéar
Chairman of the Supervisory Board of Axa

Board Secretary
Philippe Bougon

Audit Committee
Gérard de La Martinière*, Chairman
James Ross*
Piero Sierra*
Serge Weinberg*

Remunerations and Appointments & Corporate Governance Committee
Henri Lachmann, Chairman
Claude Bébéar
Willy Kissling*
René Barbier de La Serre*

*Independent director, as defined in the Bouton report on corporate governance

For Schneider Electric, the separation of operational responsibility from oversight is a guarantee of transparency and discipline.

Corporate governance facts and figures
- The Supervisory Board, created on May 3, 2006, held six meetings during the year.
- The average duration of these meetings was 2 hours, 50 minutes.
- The average attendance rate was 88%.
- Key topics included corporate governance and strategy, the acquisition of American Power Conversion (APC) and the review of the interim financial statements.
- Two meetings were devoted to the bid for APC and its financing.



Schneider Electric is dedicated to creating wealth for shareholders, as well as all its other stakeholders, including customers, employees, suppliers and the community.

Customers
€13,730 million

Schneider Electric generated revenue of €13,730 million in 2006, for operating profit of €2,001 million and attributable profit of €1,309 million. Reported revenue rose 17.6%. After two years of strong expansion, organic growth reached a record 10.7%. This performance reflects, in particular, the Group's growing presence in high-growth emerging markets and investments in promising new activities such as services and energy management.

Suppliers
€7,285 million

Schneider Electric makes 90% of its purchases from 3,000 suppliers and subcontractors. These include raw materials (€1,600 million), electronic components (€1,500 million), manufactured components (€1,800 million) and MRO purchases (€2,200 million).

Income tax
€535 million

Schneider Electric's financial contribution to its host countries amounted to €535 million in corporate income tax in 2006.

Employees
€3,896 million

Schneider Electric paid its 105,000 employees in 106 countries nearly €3.9 billion in 2006.

Schneider Electric

Shareholders
€517 million

In 2006, Schneider Electric paid:

- €502 million in dividends to holders of 227,698,348 shares in the Company.
- €15 million in minority interests.

Income from investments
€96 million

Schneider Electric's strategic investments generated €96 million in interest, foreign exchange gains, advances and dividends in 2006.

Cash flow after dividends
€1,404 million

Schneider Electric finances operating expenses and remunerates shareholders from cash flow.

Banks and bondholders
€189 million

Interest on debt totaled €189 million.





Financial, social and environmental performance

Financial, social and environmental performance

€13.7 billion

14.6%

€1.309 billion

Analysis from

Pierre Bouchut,
Member of the Management
Board and Chief Financial Officer



Historic high for organic growth

Revenue rose 17.6% on a current structure and exchange rate basis to €13,730 million in 2006.

- Like for like, revenue increased by 10.7% thanks to vigorous growth in Europe, solid demand in North America and a very vibrant trend in the emerging markets, which accounted for 31% of total revenue compared with 27% in 2004.
- Acquisitions—primarily ABS EMEA and IBS in Building Automation; Clipsal Asia, OVA and Merten in installation systems and control; BEI Technologies and Juno Lighting—contributed €800 million, or 6.9%, to revenue.
- The currency effect was virtually nonexistent at a negative €3 million, reflecting the stability in the average dollar/euro exchange rate between 2006 and 2005.

A record operating margin

Operating profit increased again in 2006, rising a strong 28% to €2,001 million. As with revenue, the currency effect had virtually no impact. Acquisitions added €103 million, or 7% to operating profit growth. Like for like, operating profit rose 21% on organic revenue growth of 10.7%.

- Record revenue growth generated a strong volume effect.
- The Group demonstrated its ability to increase prices during the year, lifting revenue by €141 million or 1.2%. This offset much of the €227 million increase in raw material costs.
- Our efficiency plans helped us achieve significant productivity gains again this year.
- Selling, administrative and general expenses were kept under control.

Operating margin widened by 1.2 point during the year to a record 14.6%, exceeding the new[2] program's target of 12.5%-14.5% for 2005-2008.

“2006 was a historic year for Schneider Electric. We further enhanced our effectiveness, with record growth of 17.6% and an operating margin of 14.6%-1.2 point above our previous historic high. All of our profitability ratios have improved.
We have a solid balance sheet and an excellent outlook.”

Revenue, operating profit and operating margin in 2006

By region
(€ million)

	Revenue	Operating profit	Operating margin	% change
Europe	6,402	983	15.4%	+ 1.9 pt
North America	3,698	518	14.0%	+ 0.7 pt
Asia-Pacific	2,514	327	13.0%	+ 0.1 pt
Rest of the World	1,116	173	15.5%	+ 1.5 pt
Total	**13,730**	**2,001**	**14.6%**	**+ 1.2 pt**

By business
(€ million)

	Revenue	Operating profit	Operating margin	% change
Electrical Distribution	8,605	1,315	15.3%	+ 1.4 pt
Automation & Control*	4,456	600	13.5%	+ 0.9 pt
Critical Power & cooling services	668	86	12.9%	+ 0.8 pt
Total	**13,730**	**2,001**	**14.6%**	**+ 1.2 pt**

*Including building automation and custom sensors.

Strong growth in attributable profit (up 32%) and return on capital employed (up 1.2 point)

Profit attributable to equity holders of the parent also increased strongly, by 32% to €1,309 million, reflecting good interest expense management during a sharp increase in net debt and a 0.6-point decrease in the effective tax rate to 28.5% from 29.1%. Earnings per share rose 31%, in tandem with attributable profit, to €5.95. Operating cash flow totaled €1,921 million and represented 14.0% of revenue versus 13.3% in 2005. After changes in working capital and net investment, free cash flow rose 30% to €1,107 million. Return on capital employed increased by 1.2 point to 11.7% thanks to tight control over capital employed, which rose by only 15% during a period of strong business and earnings growth.
As of December 31, 2006, the Group had a debt-to-equity ratio of 21%. However, the acquisition of APC, consolidated as from February 15, 2007, will substantially modify the balance sheet structure.
Pro forma consolidation of APC as of December 31, 2006 results in a debt-to-equity ratio of 69% before the capital increase.

new² financial targets revised upwards

In light of the success of the new² company program's action plans, Schneider Electric has set new financial targets for 2007-2008. These include:

- Organic revenue growth of more than 6% a year, thanks in particular to the additional growth provided by APC.
- EBITA margin of between 13% and 15%, for a growth potential of 1-1.5 point in an equivalent economic environment.
- A 2-point* increase in return on capital employed.

€1 billion share issue with pre-emptive subscription rights carried out in March 2007

When Schneider Electric made its friendly bid for APC on October 30, 2006, it indicated that part of the transaction (finalized on February 14, 2007) would be financed through a share issue in an amount of around €1.2 billion. In light of the high level of free cash generated in 2006, the Group decided to scale back the issue to €1 billion, with pre-emptive subscription rights for Schneider Electric shareholders.
Carried out from March 12 to 23, the issue was a resounding success. Shareholders had the opportunity to subscribe one new share for 17 existing shares at a price of €73 for each new share.
In all, 13,412,969 new shares were issued. They rank pari passu with existing shares as from May 2, 2007.
Following the capital increase, Schneider Electric's debt-to-equity ratio declined to around 53%, allowing the Group to obtain a credit rating of BBB+.

*In relation to pro forma 2006 including APC (EBITA of 13.7% and ROCE of 9.3%).

Consolidated Statement of Income

(in millions of euros except for earnings per share)	2006	2005*	2004
Revenue	**13,729.7**	**11,678.8**	**10,349.3**
Cost of sales	(8,050.6)	(6,923.8)	(6,177.4)
Gross profit	**5,679.1**	**4,755.0**	**4,171.9**
Research and development expenses	(327.6)	(273.7)	(295.1)
Selling, general and administrative expenses	(3,234.8)	(2,812.8)	(2,549.7)
Other operating income and expenses	(116.0)	(103.2)	(40.7)
Operating profit	**2,000.7**	**1,565.3**	**1,286.4**
Finance costs, net	(104.0)	(103.1)	(64.4)
Other financial income and expenses	(16.9)	(1.5)	5.1
Finance costs and other financial income and expense, net	**(120.9)**	**(104.6)**	**(59.3)**
Share of profit /(losses) of associates	1.9	(3.6)	(3.6)
Profit before tax	**1,881.7**	**1,457.1**	**1,223.5**
Income tax expense	(535.1)	(427.5)	(365.2)
Profit of continuing operations	**1,346.6**	**1,029.5**	**858.3**
Discontinued operations			
Profit for the period	**1,346.6**	**1,029.5**	**858.3**
– Attributable to equity holders of the parent	1,309.4	994.3	823.9
– Attributable to minority interests	37.2	35.2	34.4
Basic earnings per share (in euros)	5.95	4.56	3.73
Diluted earnings per share (in euros)	5.90	4.54	3.72

*IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004.

Consolidated Statement of Cash Flows

(in millions of euros)	2006	2005*	2004
I - Cash flows from operating activities:			
Profit attributable to equity holders of the parent	1,309.4	994.3	823.9
Minority interests	37.2	35.2	34.4
Share of (profit)/ losses of associates, net of dividends received	(1.9)	2.8	3.5
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation of property, plant and equipment	282.1	279.3	285.7
Amortization of intangible assets other than goodwill	110.4	88.8	76.7
Losses on non current assets	32.2	20.7	
Increase/(decrease) in provisions	80.7	22.5	(27.7)
Change in deferred taxes	99.0	97.0	78.1
Losses/(gains) on disposals of assets	(38.0)	(0.7)	(9.0)
Other	10.2	8.2	16.5
Net cash provided by operating activities before changes in operating assets and liabilities	1,921.3	1,548.1	1 282.1
(Increase)/decrease in accounts receivable	(255.8)	(185.0)	(186.0)
(Increase)/decrease in inventories and work in process	(382.5)	(85.2)	(162.1)
Increase/(decrease) in accounts payable	225.0	165.6	37.9
Change in other current assets and liabilities	79.9	(118.8)	212.2
Change in working capital requirement	**(333.4)**	**(223.4)**	**(98.0)**
Total I	**1,587.9**	**1,324.7**	**1,184.1**
II - Cash flows from investing activities:			
Purchases of property, plant and equipment	(330.1)	(308.1)	(277.8)
Proceeds from disposals of property, plant and equipment	76.6	45.2	45.1
Purchases of intangible assets	(225.4)	(213.7)	(97.2)
Proceeds from disposals of intangible assets	(2.0)	0.6	0.4
Net cash used by investment in operating assets	**(480.9)**	**(476.0)**	**(329.5)**
Purchases of financial investments - net	(897.8)	(1,267.3)	(800.9)
Purchases of other long-term investments	163.1	(20.7)	(25.5)
Increase in long-term pension assets	(19.6)	(48.1)	(13.4)
Sub-total	**(754.3)**	**(1,336.1)**	**(839.8)**
Total II	**(1,235.2)**	**(1,812.1)**	**(1,169.3)**
III - Cash flows from financing activities:			
Issuance of long-term debt	996.8	1,490.9	-
Repayment of long-term debt	(148.7)	(70.4)	(1,352.3)
Sale/(purchase) of treasury shares	52.9	(73.2)	(278.2)
Increase/(reduction) in other financial debt	298.5	(76.1)	(49.6)
Issuance of shares	76.5	22.4	61.0
Dividends paid: Schneider Electric SA[1]	(502.6)	(395.4)	(334.2)
Minority interests	(14.6)	(22.9)	(23.3)
Total III	**758.8**	**875.3**	**(1,976.6)**
IV - Net effect of exchange rate: Total IV	**11.5**	**(31.1)**	**6.0**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV	**1,123.0**	**356.8**	**(1,955.8)**
Cash and cash equivalents at beginning of period	1,303.3	946.5	2,902.4
Increase/(decrease) in cash and cash equivalents	1,123.0	356.8	(1,955.9)
Cash and cash equivalents at end of period	**2,426.2**	**1,303.3**	**946,5**

1. *Includes a "précompte" withholding tax back payment.*

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004.

Consolidated Balance Sheet

Assets

(in millions of euros)	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005*	Dec. 31, 2004
Non-current assets				
Goodwill, net	6,185.7	5,878.8	4,539.0	4,462.3
Intangible assets, net	1,493.1	1,299.1	894.5	894.5
Property, plant and equipment, net	1,615.1	1,600.6	1,456.7	1,456.7
Assets held for sale	6.4	6.8	7.6	7.6
Total tangible and intangible assets	3,114.6	2,906.5	2,358.8	2,358.8
Investments in associates	10.2	48.2	65.3	65.3
Available-for-sale financial assets	315.7	315.4	198.5	154.3
Other financial assets	114.2	281.4	288.1	288.1
Total non current financial assets	429.9	596.8	486.6	442.4
Deferred taxes	672.8	795.0	832.7	830.3
Total non-current assets	**10,413.2**	**10,225.3**	**8,282.4**	**8,159.1**
Current assets				
Inventories and work in process	2,055.9	1,636.6	1,409.4	1,409.4
Trade accounts receivable	2,882.8	2,586.7	2,135.7	2,135.7
Other receivables and prepaid expenses	994.8	783.0	550.8	529.1
Current financial assets	73.5	0.0	0.0	0.0
Cash and cash equivalents	2,544.1	1,383.2	975.8	1,062.8
Total current assets	**8,551.1**	**6,389.5**	**5,071.7**	**5,137.0**
Total assets	**18,964.3**	**16,614.8**	**13,354.1**	**13,296.1**

*IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004.

Liabilities and equity

(in millions of euros)	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005*	Dec. 31, 2004
Equity				
Share capital	1,821.6	1,813.0	1,809.6	1,809.6
Share premium account	4,121.0	4,069.0	4,049.9	4,049.9
Retained earnings	2,925.9	2,160.8	1,571.1	1,620.1
Translation reserve	(152.0)	200.8	(84.3)	(84.5)
Equity attributable to equity holders of the parent	**8,716.5**	**8,243.6**	**7,346.3**	**7,395.1**
Minority interests	121.6	93.9	76.2	72.8
Total equity	**8,838.1**	**8,337.5**	**7,422.5**	**7,467.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	1,159.0	1,200.4	1,026.2	1,026.2
Provisions for contingencies	283.1	210.0	192.3	192.3
Total long-term provisions	1,442.1	1,410.4	1,218.5	1,218.5
Non-current liabilities				
Ordinary and convertible bonds	3,237.9	2,691.1	1,200.0	1,200.0
Perpetual bonds	0.0	-	-	73.3
Other long-term debt	219.2	63.6	72.5	24.9
Total non-current financial liabilities	3,457.1	2,754.7	1,272.5	1,298.2
Deferred tax liabilities	305.3	259.4	225.9	203.2
Other non-current liabilities	90.2	178.8	177.7	104.4
Total non-current liabilities	**5,294.6**	**4,603.3**	**2,894.6**	**2,824.3**
Current liabilities				
Trade accounts payable	1,948.5	1,710.8	1,384.4	1,384.4
Accrued taxes and payroll costs	1,206.5	1,093.1	849.5	849.5
Short-term provisions	286.7	276.7	236.5	236.5
Other current liabilities	505.3	340.5	338.9	279.2
Short-term debt	884.6	252.9	227.7	254.3
Total current liabilities	**4,831.7**	**3,674.0**	**3,037.0**	**3,003.9**
Total equity and liabilities	**18,964.3**	**16,614.8**	**13,354.1**	**13,296.1**

*IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004.

Social indicators

	2006	2005	2004
I. Total workforce			
Average workforce*	100,078▲	88,670	84,866
Fixed-term and open-ended contracts	96,529▲	84,819	84,184
Average production staff	46,135▲	40,792	40,582
Average non-production staff	53,943▲	47,878	44,284
New hires*	31,141	16,070	13,726
Departures*	23,387	15,820	12,342
Breakdown by region (percent)			
Asia-Pacific	22%	20%	18%
Europe	46%	49%	54%
North America	25%	24%	21%
Rest of the World	7%	7%	7%
Men/women (percent)			
Men	64%	65%	63.7%
Women	36%	35%	36.3%
Age (percent)			
14-24	11.2%▲	11.9%	8.1%
25-34	29.6%▲	28.1%	29.1%
35-44	27.7%▲	27.4%	29%
45-54	21.8%▲	22.9%	24%
55-64	9.2%▲	9.3%	9.6%
> 64	0.5%▲	0.4%	0.2%
Seniority (percent)			
< 5 years	43.4%	42%	37.6%
5-14 years	27.5%	28.3%	29%
15-24 years	15.1%	16%	17.6%
25-34 years	10.6%	11%	13%
> 34 years	3.4%	2.7%	2.8%
Gender and category (percent)			
White collar	56.9%	59%	56.6%
- Men	72.5%	75%	-
- Women	27.5%	25%	-
Blue collar	43.1%	41%	43%
- Men	53%	51%	50%
- Women	47%	49%	50%
Function (percent)			
Marketing	4.4%	4.1%	4%
Sales	18.3%	18.3%	16%
Support	15.7%	15.7%	21%
Technical	8.3%	7.5%	6%
Production	10.2%	10.8%	10%
Direct variable costs - employees linked directly to production of range core and adapted products	43.1%	43.6%	43%
Type of contract (percent)			
Flexibility rate (temporary staff/total workforce)	19.5%	18.1%	17.9%
II. New hires			
Type of contract (percent)	-		
Open-ended	68%	65.2%	58.3%
Fixed-term	32%	34.8%	41.7%
Category (percent)			
White collar	48%	45%	-
Blue collar	52%	55%	-
Breakdown by region (percent)			
Asia-Pacific	29%	25%	-
Europe	28%	27%	-
North America	34%	41%	-
Rest of the World	9%	7%	-

*Including staff from temporary employment agencies in 2006.

	2006	2005	2004
III. Dismissals			
Number	3,795	4,460	-
o/w layoffs for economic reasons	620	1,070	-
Type of contract (percent)			
Open-ended	88.5%	85.8%	-
Fixed-term	11.5%	14.2%	-
Category (percent)			
White collar	35.4%	37.5%	-
Blue collar	64.6%	62.5%	-
Breakdown by region (percent)			
Asia-Pacific	15%	17%	-
Europe	27%	25%	-
North America	50%	52%	-
Rest of the World	8%	6%	-
IV. Payroll and compensation			
Variable compensation (percent)	7.9%	6.1%	5%
Average cost per employee			
Gross salary + payroll expenses+ individual and collective benefits (thousand)	38.9	40.2	40.2
V. Training			
Training costs by type of training (percent)			
Health, safety, environment	7%	8.9%	10.6%
Technical	30%	33.3%	38.7%
Foreign languages and IT	13%	13.1%	17.2%
Management and leadership	31%	24.7%	14.8%
Other	19%	20.0%	18.7%
Training costs by category (percent)			
White collar	77%	88.4%	88.9%
Blue collar	23%	11.6%	11.1%
Training days by category (percent)			
White collar	68%	70.4%	69.8%
Blue collar	32%	29.6%	30.2%
Average number of days of training per employee	3.8▲	3.6	3.3
Category (days)			
White collar	4.4	4.7	4
Blue collar	2.5	2.1	2.2
VI. Health and safety			
Frequency rate	9.8▲	16.7	22.8
Severity rate	0.10▲	0.16	0.19
Accidents by category			
Total accidents	1,936	-	-
Fatal accidents	3*	-	-
Serious accidents	346	-	-
Minor accidents	1,587	-	-

*The three fatalities in 2006 occurred during commutes (one in China, one in Thailand and one in the United States).

▲ 2006 audited indicators.

Scope of data consolidation

All data published in the following section covers the Group's global scope:

- Consolidated units: Corporate Functions, Operating Divisions, Business Units.
- Non-consolidated units for compensation data: Senior management, subsidiaries (Elim - Austria, GET - UK and MGE UPS Systems - outside France).
- Non-consolidated units: Companies that are less than 51%-owned by Schneider Electric.

Environmental indicators

Scope of environmental data

Schneider Electric neither generates nor distributes electricity. Its business primarily relies on assembly and monitoring techniques and includes very few processes with a more significant environmental impact, such as metal processing and treatment.
It is committed to including all units in the scope of reporting. In 2005, environmental reporting was expanded from manufacturing sites to logistics facilities. The number of units covered grew to 184 in 2006 from 172 in 2005 and 139 in 2003, despite site closures and consolidation during the year.
Our environmental reporting principles were officially audited in early 2006 and early 2007.
In 2006, we implemented a process to measure CO_2 emissions from primary energy consumption and to estimate volatile organic compound emissions. The data will be published for the first time in 2007.

	Reported scope				Reported scope Like-for-like 2005/2006	
Indicators	**2003**	**2004**	**2005**	**2006**	**2005**	**2006**
Number of responding sites	139	159	172	184▲	154	154
Number of employees at manufacturing and logistics sites	43,944	47,140	50,644	60,462▲	47,887	50,064
Amount of waste produced (in metric tons)	93,736	94,821	100,547	105,502▲	102,244	98,893
Waste produced per employee (in metric tons)	1.94	2.01	1.99	1.74▲	2.14	1.98
Recovered waste (in metric tons)	62,645	69,741	76,286	84,836▲	78,439	80,286
Percentage of waste recovered	65%	73.5%	75.9%	80.4%▲	76.7%	81.2%
Energy consumption (MWh equivalent)	674,967	692,298	793,898	918,024▲	822,465	823,856
Energy consumption per employee (in MWh)	15.3	14.7	15.7	15.2▲	17.2	16.5
Water consumption (in cubic meters)	1,643,483	1,838,221	1,874,329	2,122,381▲	1,687,349	1,820,887
Water consumption per employee (in cubic meters)	37.4	39.0	37.0	35.1▲	35.2	36.4
Estimates						
■ 2006 CO_2 emissions (in metric tons)				285,655▲		244,177
■ CO_2 emissions per employee (in metric tons)				4.7▲		4.9
■ 2006 VOC emissions (in kg)				337,548▲		330,299
■ VOC emissions per employee (in kg)				5.6▲		6.6

▲ 2006 audited indicators

Communication:
Véronique Moine
Vice President Press and Public Relations
veronique.moine@schneider-electric.com
Phone: +33 (0) 1 41 29 70 72

Sustainable development:
Patricia Benchenna
Communication Manager
patricia.benchenna@schneider-electric.com
Phone: +33 (0) 1 41 29 88 70

Investor relations:
Alexandre Brunet
Head of Investor Relations
alexandre.brunet@schneider-electric.com
Phone: +33 (0) 1 41 29 70 71

N°Vert 0 800 20 55 14

Corporate website, "Finance Corner":
www.schneider-electric.com.

Acknowledgements
We extend our thanks to all the stakeholders who contributed to this document—customers, partners, consultants, shareholders, and employees—in pictures and in words.

Concept: Schneider Electric Communication Department - **Design:** SEQUOIA - **Photo credits:** Agence Image in Production, Agence Réa, Agence VU, Georges Carillo, Habitat for Humanity, Getty images/Panoramic Images, Getty images/National Geographic - Christoph Wilhem - DR, Groupe Manitoba, Bruno Levy/Les Echos, François Mori, Ludovic Muller, Schneider Electric photo library, Ambroise Tezenas - **Illustrations:** ArtPresse - **English text:** ICC

The Registration Document filed with France's *Autorité des Marchés Financiers* (AMF) is available on request from the Investor Relations Department.
A downloadable version is also posted on our corporate website: www.schneider-electric.com.

Printed with vegetable oil-based ink on Cyclus 100% recycled, 100% chlorine free paper.
All production waste has been recycled.

Schneider Electric SA

43-45, boulevard Franklin-Roosevelt
F-92505 Rueil-Malmaison Cedex (France)
Phone: +33 (0) 1 41 29 70 00
Fax: +33 (0) 1 41 29 71 00
http://www.schneider-electric.com

Incorporated in France with issued capital of
€1,931,467,624
Listed on the Euronext Paris Market
Registered in Nanterre, RCS 542 048 574
Siret no. 542 048 574 01775

PREED2007EN

830 561

April 2007

Annex 4

Schneider Electric

Press Release

Schneider Electric enhances its position in Installation Systems & Control for the Residential & Buildings markets with the acquisition of Ritto GmbH & Co KG

Rueil Malmaison, France – May 25, 2007 – Schneider Electric has signed an agreement to acquire Ritto GmbH & Co Kg, a German firm that designs, manufactures and markets door entry and intercom systems for the residential and small tertiary buildings markets. Ritto GmbH & Co KG generated revenue of nearly € 25 million in 2006.

With this acquisition, Schneider Electric adds a comprehensive range of door entry and intercom systems to its already broad offering in Installation Systems & Control (which includes wiring devices, installation material, control products and VDI). Furthermore, it reinforces the Group's presence in the German market.

Jean-Pascal Tricoire, Chairman of the Management Board and CEO, commented: "*After the acquisitions of Merten and Clipsal in 2006, the acquisition of Ritto will accelerate the development of Schneider Electric within the fast growing home control market*".

The transaction is submitted to the authorisation of the antitrust authorities.

About Ritto GmbH & Co KG

Ritto GmbH & Co KG was founded in 1976 as a company of the Friedhelm Loh Group in Haiger / Hessen. Constant innovations and new ideas for diversification were and still are the motor for the growth and expansion of the company's range of services. The stated aim of Ritto GmbH & Co KG is to be a trend-setter in design and technology. Ever since its foundation, the company has continued to develop. Now, its high-class and attractive products are "Made in Germany" and sold throughout the world by more than 130 employees.
www.ritto.de

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 13,000 distributor outlets.
www.schneider-electric.com

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 3

Vote on the resolutions
Results



Annual Shareholders' Meeting
Paris
April 26, 2007

Merlin Gerin
Square D
Telemecanique

Schneider Electric

1st resolution:
approval of the financial statements


123 160 210
125 044
68 134
For
Against
Abstention
99,84 %
0,10 %
0,06 %

Incl. V.P.M.

For	71 025 756
Against/Abs	125 042

Adopted

Schneider Electric

2nd resolution:
approval of the consolidated financial statements



123 162 484
127 090
63 814
For
Against
Abstention
99,85 %
0,10 %
0,05 %

Incl. V.P.M.

For	71 023 708
Against/Abs	127 090

Adopted

Schneider Electric

3rd resolution: dividend

123 258 128

41 539

53 721



For 99,93 %

Against 0,03 %

Abstention 0,04 %

Incl. V.P.M.

For	71 109 259
Against/Abs	41 539

Adopted

Schneider Electric

4th resolution: regulated agreements

104 637 392 | 15 501 382 | 3 205 614



For | Against | Abstention

84,83 % | 12,57 % | 2,60 %

Incl. V.P.M.

For	55 694 999
Against/Abs	15 455 799

Adopted

Schneider Electric

5th resolution:
regulated agreements and commitments


113 284 346
8 371 966
1 688 372
For
Against
Abstention
91,84 %
6,79 %
1,37 %

Incl. V.P.M.

For	62 792 890
Against/Abs	8 357 908

Adopted

Schneider Electric

6th resolution: share buy backs



112 453 019
10 848 321
52 048
For
Against
Abstention
91,17 %
8,79 %
0,04 %

Incl. V.P.M.

For	70 822 109
Against/Abs	328 689

Adopted

Schneider Electric

7th resolution: modification of the bylaws



122 759 046
556 568
37 774
For
Against
Abstention
99,52 %
0,45 %
0,03 %

Incl. V.P.M.

For	70 610 395
Against/Abs	540 403

Adopted

Schneider Electric

8th resolution:
modification to the bylaws.


106 679 043
16 447 321
227 024
For
Against
Abstention
13,34 %
86,48 %
0,18 %

Incl. V.P.M.

For	7 380 949
Against/Abs	63 769 849

Rejected

Schneider Electric

9th resolution: authorization to increase the capital with pre-emptive subscription rights



	For	Against	Abstention
Votes	121 845 947	1 476 116	31 325
%	98,77 %	1,20 %	0,03 %

Incl. V.P.M.

For	69 676 124
Against/Abs	1 474 674

Adopted

Schneider Electric

10th resolution: authorization to increase the capital without pre-emptive subscription rights


100 159 777
23 037 370
156 241
For
Against
Abstention
81,19 %
18,68 %
0,13 %

Incl. V.P.M.

For	49 979 543
Against/Abs	21 171 255

Adopted

Schneider Electric

11th resolution: authorization to increase the number of shares to be issued if an issue is oversubscribed



102 979 286
18 814 352
1 559 750
For
Against
Abstention
83,49 %
15,25 %
1,26 %

Incl. V.P.M.

For	53 988 327
Against/Abs	17 162 471

Adopted

Schneider Electric

12th resolution: authorization to issue shares in payment for contributed assets


112 229 403
10 967 268
156 717
For
Against
Abstention
90,98 %
8,89 %
0,13 %

Incl. V.P.M.

For	62 017 326
Against/Abs	9 133 472

Adopted

Schneider Electric

13th resolution: authorization to grant shares without consideration


109 945 046
13 366 603
41 739
For
Against
Abstention
89,13 %
10,84 %
0,03 %

Incl. V.P.M.

For	59 800 943
Against/Abs	11 349 855

Adopted

Schneider Electric

14th resolution:
issuance of shares to employees



113 657 878
8 020 692
1 674 818
For
Against
Abstention
92,14 %
6,50 %
1,36 %

Incl. V.P.M.

For	63 147 383
Against/Abs	8 003 415

Adopted

Schneider Electric

15th resolution: issuance of shares to entities set up to hold shares for employees


113 199 540
8 293 326
1 860 522
For
Against
Abstention
91,77 %
6,72 %
1,51 %

Incl. V.P.M.

For	62 920 556
Against/Abs	8 230 242

Adopted

Schneider Electric

16th resolution: powers


121 458 885
For
98,47 %
226 139
Against
0,18 %
1 668 364
Abstention
1,35 %

Incl. V.P.M.

For	70 925 063
Against/Abs	225 735

Adopted

Schneider Electric

Resolution A: modification of the bylaws to eliminate the clause limiting voting rights


41 655 926
80 016 611
1 680 851
For
Against
Abstention
33,77 %
64,87 %
1,36 %

Incl. V.P.M.

For	31 284 838
Against/Abs	39 865 960

Rejected

Schneider Electric

Annex 2.

RECEIVED
JUN -7 A 8:57



Annual Shareholders' Meeting
Paris
April 26, 2007

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Schneider Electric

Schneider Electric

Overview


AURORA

Schneider Electric

Overview

➔ Successful change in the growth profile

- Record organic sales growth in 2006
- Strong sales growth over the past 3 years

2006
+ 10.7%

3 years
+ 9.0%

➔ Sustained improvement in profitability

- Operating margin at a historical high in 2006
- Doubling of the operating profit from 2003 level

2006
+ 14.6%

3 years
X 2

➔ Acquisition of APC, to become the world leader in Critical Power & Cooling Services, a market in the midst of strong and lasting growth

APC

Schneider Electric

Excellent performance again in 2006

€m	2006	Change
Sales	**13,730**	**+18%**
EBITDA*	**2,506**	**+27%**
Operating income	**2,001**	**+28%**
Operating margin	***14.6%***	***+1.2pt***
EPS (€)	**5.95**	**+31%**
Dividend (€)	**3.00**	**+33%**
ROCE (%)**	**11.7**	**+1.2pt**

* *Operating income + net depreciation and amortization*
** *After tax operating income / Capital employed = Shareholders' equity + net debt + provisions*

Schneider Electric


new²
Update

Schneider Electric

A unique positioning in a promising industry

Long-term growth drivers in the industry	→ Massive electrification needs worldwide → Pervasion of automation everywhere → Fast rising demand for energy savings → Power reliability and quality increasingly critical → Outsourcing of non core competencies
Key strengths of Schneider Electric	→ Leading positions in Power & Control → Comprehensive, integrated & innovative offering → Wide geographical coverage with strong local presence → Flexible business model based on partnerships → Capacity to play a consolidation role through acquisitions

new² priorities: an offensive strategy of profitable growth

- → Expand geographic coverage
- → Increase advantage in R&D and innovation
- → Develop new businesses
- → Deploy comprehensive solutions & services for each type of customer

efficiency

- → Rebalance production
- → Optimise of logistics
- → Boost productivity & globalisation

people

- → Develop competencies & diversity

Schneider Electric

Invest in fast growing emerging countries

growth

Sales organic growth 2005-2006 average: +15%


Eastern Europe
+17%
Africa Middle East
+19%
India
+34%
China
+16%
South America
+26%
Other Asia Pacific
+9%

Contribution of emerging countries to Group sales (%)


18
27
31
2001
2004
2006

➾ **High growth in emerging countries in 2006 combined to an exceptional performance in mature countries**

Schneider Electric

Innovation : sustain high level of R&D investment

Innovation in figures

- **~ 5% of sales** invested in R&D
- **6 500** R&D team members in **25 countries**
- **60** Application Centers in **18** countries
- Partnerships with **50** private university laboratories

➩ **Consolidation of presence in high tech countries**

➩ **Deployment of resources in emerging countries**

➩ **2006 sales of the 40 major programs increased by more than 50% over 2005**



United States
France
Germany
Shanghai (China)
Japan
Monterrey (Mexico)
Bangalore (India)

➔ **Most products "future ready", embarking intelligence**



Powerpact



Motor drive ATV31



Display & touch-screens

➔ **Schneider Electric is leader of "*HOMES*" project, supported by the French Industrial Innovation Agency: building active control for energy efficiency**

Schneider Electric

Increase growth potential and reduce cycle sensitivity through new businesses

growth ...

Orders organic growth average 2005-2006


Power
Control
Low & Medium Voltage
Industrial Control
Automation
+8%
Building Automation
+7%
Ultra Terminal
Home Control
Services
+15%
Energy Management
Critical Power
Energy efficiency
+16%

Contribution of new businesses to Group sales (%)


21
36
42
2001
2004
2006

➾ **Contribution of new businesses x2 over 2001-2006**

Schneider Electric

Example of a dedicated solution for our customers: Cairo International airport, Egypt


Energy management systems
Electrical distribution
Energy management – Power Control
& Monitoring System PCMS
Monitor Pro
Workstation
Power Logic – Energy Saving
Bus Duct
Canalis
KBA
Switchboards & Transformers
Critical Power
& Cooling Services

Schneider Electric

Energy efficiency: deploy this strategic business in a high growth market

One objective

➾ Decrease from 10% to 30%:

- energy costs
- CO_2 emission

of our customers enabled by our products & solutions

A unique offer

➾ Reduction of energy consumption

➾ Optimisation of energy costs

➾ Improvement of availability & reliability

+15% to +20% of potential market annual growth rate

Schneider Electric

Energy efficiency: enhance performance, safety, and comfort on every market

Industry & Infrastructure a key target, especially around motors



Variable speed drives
Power metering
Energy management systems
Automation solutions

- ➔ Over 30% of the consumed energy
- ➔ Motors account for 60% of the electricity usage
- ➔ Average facility can reduce energy consumption by 10 to 20%

Buildings the biggest consumer, hence a priority



HVAC control
Lighting control
Power factor correction
Building management systems

- ➔ Over 20% of the consumed energy
- ➔ Renovation can yield up to 30% of energy savings

Residential fragmented but high potential!



Lighting control
Heating monitoring
Shutter control

- ➔ 20% of the consumed energy
- ➔ 10 to 40% electricity savings using energy efficient products

Schneider Electric

Energy efficiency: examples of applications

Peak demand avoidance



HVAC control



Lighting control system



Power Quality



Pumping control system



Public lighting



Schneider Electric

Rebalance production costs with sales

efficiency

2005-2006 results

⇨ **Stepped-up transfer of sourcing**

- +70% in volume over 2 years

⇨ **Optimisation of manufacturing base**

⇨ **Rebalanced production costs**

- € 529m to low-cost countries
- of which € 250m to non-euro zone

Rebalancing from high-cost to low-cost countries



% in low-cost countries
2004A
Sales
Production costs
27%
18%
2006A
Sales
Production costs
31%
28%
2008F
Sales
Production costs

Produce closer to the customer to improve customer service & reduce logistics costs

Schneider Electric

Optimise logistics organisation
Pursue other efficiency plans

efficiency

➔ **Reduction in logistics costs: - 0.8pt of sales**

- Closure of 28 logistics centers mainly in Europe and Asia
- Creation of regional centers (Europe, Hong Kong)
- Launching of savings plans on transportation

⇨ **IT System**

- Outsourcing of IT infrastructure in Europe completed in 2005
- Implementation of a global core system (first pilot already launched)

⇨ **Lean Manufacturing for 140 sites at the end of 2006**

⇨ **Quality improvement through 3,600 Six Sigma projects launched**

⇨ **Base Costs monitoring while investing in growth**

- 7.6%* increase in R&D and SG&A vs 10.7%* sales growth in 2006

** Excluding currency and perimeter effects*

Schneider Electric

Develop competencies and diversity of people

People

⇒ **Develop competencies**

- Three-year competencies plans
- Schneider Electric University: creation of two new training institutes
- Apprenticeship programs

⇒ **Strengthen through diversity**

- 105,000 employees in 106 countries, of which 80% outside France
- China, with ~9,000 employees, ranks n° 3 behind France and the USA
- 800 top international jobs assumed by 59 different nationalities

➔ **Improve safety**

- Creation of corporate and local committees
- - 32% reduction in lost days due to work place injuries

➔ **Measure employees satisfaction through surveys**

- 78% answer rate
- Strong commitment from all employees

Promote sustainable development through strong commitments

	2006 Results
➔ People	
▪ Reduce the number of lost days from work injuries by -20% per year	☺
▪ Guarantee 100% of employees have basic health insurance	☺
▪ Ensure 20% of people under international mobility program are women	😐
➔ Community	
▪ Donate € 1m worth of Schneider Electric equipment per year	☺
▪ Ensure 90% of sites have a commitment in the area of youth opportunities	☺
▪ International solidarity : inauguration of 12 schools in Asia in 2006	
➔ Environment	
▪ Guarantee 100% of manufacturing and logistic sites are certified ISO 14001	☺
▪ Provide an environmental profile for 120 products : 65 end of 2006, ie 25% of sales	☺
▪ Reduce energy consumption per production site by - 10%	☺
➔ Corporate responsibility	
▪ Make 60% of total purchases from suppliers who support the Global Compact	☹
▪ Be included in the 4 major socially responsible investment index families	☺

Schneider Electric

2006 Financial Results



Schneider Electric

Strong increase of all indicators

Key profitability indicators in €m

	2005	2006	% change
Sales	**11,679**	**13,730**	**+ 18%**
Organic growth	***+7.9%***	***+10.7%***	
Gross margin	4,755	5,679	+ 19%
Margin %	*40.7%*	*41.4%*	*+ 0.7pt*
EBITDA*	1,972	2,506	+ 27%
Margin %	*16.9%*	*18.3%*	*+ 1.4pt*
Operating income**	**1,565**	**2,001**	**+ 28%**
Margin %	***13.4%***	***14.6%***	***+ 1.2pt***
Net financial expense	(105)	(121)	-
Income tax	(428)	(535)	-
Minority interest	(38)	(36)	-
Net income	**994**	**1,309**	**+ 32%**
Earnings per share	***4.56***	***5.95***	***+ 31%***
Dividend per share	**2.25**	**3.00**	**+ 33%**

* *Operating income + net depreciation and amortization*
** *Including restructuring costs & impairment of €116m in 2006 (€115m in 2005)*

Schneider Electric

Strong rise in operating income in all regions

Sales breakdown by region



100= €11.7bn
100= €13.7bn
Europe
26%
North America
27%
17%
Asia Pacific
18%
8%
Rest of World
8%
2005
2006

Operating margin and income by region



Europe
13.5%
762
+29%
North America
13.3%
406
+28%
Asia/Pacific
12.9%
263
+24%
Rest of World
14.0%
134
+29%
2005
2006

Schneider Electric

Enhanced cash generation

Uses and sources of cash in €m	2005	2006	
Net debt at January 1	**(667)**	**(1,762)**	
Operating cash flow	**1,548**	**1,921**	+24%
Capital expenditure – net*	(476)	(481)	
Change in operating working capital	(104)	(413)	
Change in non-operating working capital	(119)	80	
Free cash flow	**849**	**1,107**	+30%
Dividends	(395)	(493)	
Acquisitions	(1,267)	(1,006)	
Other	(282)	319**	
Increase in net debt	**(1,095)**	**(73)**	
Net debt at December 31	**(1,762)**	**(1,835)**	

* *Including R&D capitalization of €132m in 2006 (€109m in 2005)*

** *Including reimbursement of Legrand vendor loan: €177m and exercise of stock options: €113m*

Schneider Electric

Solid financial structure

Key financial structure ratios

	2005	2006
Net debt-to-equity ratio	21%	21%
Interest coverage (EBITDA / Debt costs)	19x	24x
Operating cash flow / net debt	88%	105%
Funds from operations / net debt*	52%	66%

Key profitability ratios

	2005	2006
ROCE (After tax EBIT/Capital Employed)	10.5%	11.7%
Cash ROCE (After tax EBITDA/Capital Employed)	13.2%	14.6%
Cash ROE (Operating cash flow/Shareholders' equity)	18.6%	21.7%

* *S&P definition*

Schneider Electric

Stock market performance on rolling 2 years



100
90
80
70
60
50
05/04
05/08
05/12
06/04
06/08
06/12
Schneider Electric
€104.18
+81%
FTSEurofirst
Industrial Goods
569.58 points
+71%
CAC 40
5917.32 points
+49%

Schneider Electric

Strong increase in earnings per share and proposed dividend

Per share indicators (€)

Earnings per share


2004
3,73
2005
4.56
2006
5.95
+26%
p.y.

Dividend per share


2004
1.80
2005
2.25
2006
+29%
p.y.

- Proposed net dividend amounts to €3.00 per share
- Dividend will be paid in cash on May 2, 2007

Average annual total shareholder return* (%)


Past 10 years
+17%
Past 5 years
+15%
Past 3 years

* *(Share price at Dec 31 + dividend of year – share price at Jan 1) / share price at Jan 1*

Schneider Electric

Schneider Electric shareholder base at the end of 2006


Institutional Investors 77.7%
Treasury shares/ Intra-group shareholdings 3.1%
Caisse des Dépôts et Consignation 4.4%
Employees 3.1%
Individual Shareholders 11.7%


Others 12.0%
United Kingdom / Ireland 14.7%
USA 24.8%
France 48.5%

Shares outstanding
241, 433, 453

Market capitalisation
€ 25.1 bn
(23 April 2007)

Schneider Electric

Successful completion of share capital increase

- ⇒ Large success of the share capital increase launched on March 7, 2007 to refinance partially the acquisition of American Power Conversion (APC)

- ⇒ Final gross amount of the operation : €979 m
  Number of new shares created: 13.4 m

- ➔ Total demand: ~ € 2.5 bn
  Subscription rate: ~ 250%

- ➔ Settlement and listing of the new shares: April 5, 2007

Schneider Electric

Update on APC



Schneider Electric

A new business is born

APC® | MGE

Critical Power and Cooling Services

Schneider Electric

APC, a strategic acquisition in Critical Power & Cooling Services

APC is the worlwide brand of reference in small systems and the fastest growing player in large systems

Small Systems (73%)



Large Systems (24%)



	2006
Sales	$2.4 billion
Employees	8,300
Research & Development	~5% of sales

Schneider Electric

Example of customer application: Data center

Services
architecture engineering, installation auditing,
e-monitoring and analysis, training & maintenance



- Utility Switchgear
- Emergency Switchgear
- UPS/Gear
- PDU
- Genset
- Static Transfer Switch
- Automatic Transfer Switch
- Generator Paralleling Switchgear
- Energy management
- Harmonics Filter
- SCADA interface
- Transient Voltage Surge Suppressor

Schneider Electric

High value creation potential

- ➔ Critical Power & Cooling Services: a fast growing segment, +8% per year
- ➔ APC – MGE : an uncontestable global leader with market share above 30%
- ➔ An offer in the core Critical Power system of Schneider Electric – strong opportunities for electrical distribution thanks to UPS
- ➔ An acquisition in a low performance period – turnaround opportunity in large systems
- ➔ Strong complementarities in products, services and routes to market: sizeable synergies between APC and MGE

Value creation of $3.3 bn

APC 2006 results: promising performance

2006 key figures

(in $m)	FY 2006
Sales	**2,378**
Growth %	*+20%*
Gross Profit	**804**
Gross Margin %	*33.8%*
Operating profit	**150***
Operating Margin %	*6.3%*

2006 quarterly performance



479
560
621
718
2.8%
4.8%
7.1%*
9.1%*
Q1
Q2
Q3
Q4

➔ Continued sales growth through the year

➔ Steady recovery in operating margin

➔ Organic growth of around ~15% in first quarter 2007

** Excluding non-recurring charges (mainly inventory write downs) of $49m in Q4, $7m in Q3*

Schneider Electric

Progress of acquisition in line with plan

➔ **Closing completed on February 14, 2007 – divestment of MGE operations in small systems on track (sales: ~€150m)**

➔ **Confirmation of the business plan and synergies presented at the acquisition date**

➔ **Creation of a Critical Power & Cooling Services business unit**

- Combination of APC and MGE resources
- Appointment of all executives

Critical Power and Cooling Services

➔ **Launch of first integration plans**

- Brand and commercial policy defined – customers information
- Offer optimisation and costs controlling


New financial targets
and Outlook

Schneider Electric

new^2 second-phase targets
Potential for further performance

"Stimulate sales growth, achieve higher profitability"

	Initial new^2 targets	*Actual 2005-2006*	*new^2 second phase targets*
Sales Organic Growth *Mid-term, assuming 3% world GDP growth*	>5%	9.3%	>6%
EBITA* Margin *Over the business cycle*	12.5%-14.5%	+2.2pts (2006: 14.7%)	13.0%-15.0%
ROCE Improvement** *Assuming organic growth in line with target*	+2-4pts	+2.0pts	+2pts

* *EBIT before amortisation of purchase accounting intangibles*
** *After tax EBITA / Capital Employed = Shareholders' equity + Net debt + Provisions*

Schneider Electric

New sales organic growth record in first quarter 2007

Sales organic growth by region

	Q1 2007
Europe	+14,6%
North America	+9,3%
Asia-Pacific	+16,2%
Rest of the World	+17,6%
Group	**+13,7%**
Inc. Emerging countries*	***+19,4%***

* *Emerging countries: Eastern Europe + Asia-Pacific + Rest of the World*

Breakdown of sales current growth

	Q1 2007
Organic growth	+13.7%
Perimeter effect	+12.9%
Currency effect	- 4.2%
Current growth	**+22.4%**
APC-MGE organic growth*	***+18%***

* *This figure indicates the underlying performance of the Critical power « business unit » in the first quarter and not the Group consolidated organic growth, as APC acquisition is fully integrated in the perimeter until February 14, 2008.*

Schneider Electric

Outlook

**Assuming current economic conditions,
Schneider Electric anticipates**

exceeding its revised new^2 company program target with organic sales growth for full-year 2007 of 8%

Schneider Electric

Key value creation drivers

GROWTH POTENTIAL	BUSINESS MODEL	OPERATING MARGIN	FINANCIAL STRUCTURE
Electrification needs worldwide	Leadership positions	High level of profitability	Strong & steady cash flow
Emerging countries	Innovation	Productivity plans	Low capital intensity
New businesses	Geographical organization	Rebalancing	Dividend pay out
Energy savings solutions	Partners	Resilience across the cycle	Financial leverage opportunity
Services opportunities	Premium brands		

Schneider Electric has the ability to deliver attractive returns to its shareholders

Schneider Electric

Governance



Schneider Electric

High quality corporate governance

⇒ A successful succession

⇒ A new governance mode that ensures a true separation between control (Supervisory Board) and management (Management Board), guarantee of transparence

⇒ A diversified Supervisory Board membership (nationalities, profiles, etc.)

⇒ A set of internal rules and procedures that define the Board's mission and running

➔ Two dedicated committees that prepare decisions

➔ Special care for information before meetings:
- meeting agenda and draft minutes: 10 days before meeting
- *board meeting file*: 4 to 5 *days before meeting, with if necessary, financial* statements approved by the Management Board

➔ Rich ongoing information:
- a monthly letter, press releases, a press review, analyst reports,...
- opportunities to meet with executives

The Supervisory Board in 2006 and early 2007

➔ Supervisory Board meetings:

- 7 meetings since May 3, 2006, with an attendance rate of 89%, of 3 hours long in *average except one day-long session on strategy.*
- the members of the Management Board attend all Supervisory Board meetings and Executive Committee members present projects under their responsibility.

➔ Matters covered by the Board:

- the set up of a new corporate governance structure (appointment of members of the Management Board, adoption of internal rules, appointment of members of the committees, ...).
- the strategy review and execution, notably with regard to the APC acquisition.
- business performance monitoring
- financial statements reviewed
- incentives for executives and employees

The Audit Committee in 2006 and early 2007

- The Committee has 4 members

- 4 meetings since May 3, 2006, with a 94% attendance rate

- Statutory auditors, members of the finance department and internal audit attended the meetings

- The Committee primarily reviewed:
  - the annual and interim financial statements and management reports
  - the work of the internal and Statutory auditors
  - As part of the risks review: the acquisition "goodwills", the implementation of the RoHS and WEEE Directives, the outsourcing and globalizing of IT systems,...
  - the dividend policy for shareholders
  - the amount of fees paid to the Statutory Auditors and their networks' entities

The Remunerations, Appointments & Corporate Governance Committee in 2006 and early 2007

➔ The Committee has 4 members

➔ 4 meetings since May 3, 2006, with an attendance rate of 100%

➔ The Committee notably:

- reviewed the projects of internal rules of the Supervisory Board and the Management Board
- made recommendations concerning the composition of the Board's desk and committees
- made recommendations concerning corporate officers' compensation
- reviewed the Group's executives' compensation
- reviewed the Management Board's proposals to set up stock option and stock grant plans
- reviewed the Group's executives' succession plan


Presentation
of the Resolutions

Schneider Electric

Major resolutions submitted for shareholders' approval

- Approval of the financial statements, proposed dividend and regulated agreements (AXA and commitments concerning Jean-Pascal Tricoire)
- Modification of the bylaws: to permit employee shareholders to be represented on the Supervisory Board
- Renewal of financial authorizations to:
  - buy back shares
  - increase the capital by issuing shares with or without pre-emptive subscription rights
  - grant shares without consideration
  - issue shares to employees who are members of the Corporate Savings Plan or to entities set up to hold shares for employees

Resolutions submitted for approval that are not recommended by the Management Board

- Modification of the bylaws: to permit employees of French companies of the Group to be represented on the Supervisory Board

  This resolution is submitted in accordance with the French Commercial Code

- Modification of the bylaws: to eliminate the clause limiting the number of voting rights

  This resolution is presented by a group of shareholders.

  The Management Board has not approved this resolution. The reasons for limiting voting rights are to:

  - prevent creeping tender offers
  - force a potential raider to launch a tender offer

Schneider Electric

Statutory Auditors' reports



Schneider Electric

Statutory Auditors' reports

- **Report on the annual financial statements**
- **Report on the consolidated financial statements**
- **Special report on regulated agreements**
- **Special reports on financial authorizations:**
  - authorizations to increase the capital with or without pre-emptive subscription rights
  - authorization to grant existing or new shares without consideration
  - authorization to increase the capital by issuing shares without pre-emptive subscription rights to employees who are members of the Corporate Savings Plan
  - authorization to increase the capital by issuing shares without pre-emptive subscription rights to entities set up to hold shares for employees
- **Report on the Chairman's report concerning on control procedures**
- **Report on earnings forecasts**

Shareholders' questions


AURORA


Vote
on the resolutions

Schneider Electric

1st resolution: approval of the financial statements

AGM

→ Approval of the transactions and financial statements for the year ended December 31, 2006

Schneider Electric

2nd resolution: approval of the consolidated financial statements

- Approval of the consolidated financial statements for the year ended December 31, 2006

Schneider Electric

3rd resolution: dividend

➔ **Approval of a dividend payment of €3 per share**

- the dividend will be paid on May 2, 2007

4th resolution: regulated agreements

➾ Shareholders' agreement with AXA:

- maintaining the existing cross-shareholdings (AXA holds 1.1% of Schneider Electric and Schneider Electric holds 0.3% of AXA)
- each company holds a reciprocal call option that may be exercised in the event of a hostile takeover
- the option is to be exercised at market price

5th resolution: regulated agreements and commitments

AGM

→ Regulated agreements and commitments concerning M. Tricoire:

- continuation of benefits provided under Mr. Tricoire's suspended employment contract, *including*:
  - . Employee benefit plan with supplementary coverage for death and disability (provided to the Group's 20,000 French employees)
  - . Acquisition of seniority rights for:
    - - the Schneider Electric top hat pension plan for senior executives (covers 44 senior executives)
    - - the calculation of the termination benefits (concerns 11 senior executives)
- terms of Mr Tricoire's resumed employment contract if he ceases to be an officer

Schneider Electric

6th resolution: share buy backs

➾ **Authorization granted to the Management Board to buy back the Company's shares, notably:**

- to reduce the capital by canceling shares
- to cover stock option plans or grant shares without consideration
- for the purpose of market making

➔ **Limits:**

- the maximum number of shares acquired may not exceed 10% of the Company's capital
- maximum acquisition price: €130
- authorization to expire on October 25, 2008 at the latest

7th resolution: modification of the bylaws

EGM

→ **Modification of the bylaws to allow the appointment of a member of the Supervisory Board recommended by employee shareholders, in accordance with article L.225-71 of the French Commercial Code**

- candidates will be designated by the Supervisory Boards of the mutual funds invested in the Company's shares and by employee shareholders who hold Schneider Electric shares directly
- shareholders in General Meeting will elect a candidate to the Supervisory Board
- the amendment will take effect as from December 31, 2007 and apply when employee shareholders hold more than 3% of the issued capital at the end of the financial year

Schneider Electric

8th resolution: modification to the bylaws

- **Amendment to the bylaws to permit the direct appointment of a member of the Supervisory Board by employees of the company and of the direct or indirect subsidiaries which headquarters are located in France**

The Management Board has not approved this resolution, which is submitted in accordance with the French Commercial Code. The Management Board recommends that you vote against this resolution.

9th resolution: authorization to increase the capital with pre-emptive subscription rights

➔ Authorization granted to the Management Board to increase the capital:

- by a maximum aggregate amount of €500 million (or 62.5 million shares)
- by issuing shares or share equivalents
- with pre-emptive subscription rights or by raising the par value of existing shares paid up by capitalizing reserves, earnings or additional paid-in capital
- the ceilings set in this resolution and in the 10th and 12th resolutions are not cumulative
- the authorization is granted for 26 months

10th resolution: authorization to increase the capital without pre-emptive subscription rights

⇒ **Authorization granted to the Management Board to increase the capital:**

- by a maximum aggregate amount of €300 million (or 37.5 million shares)
- by issuing shares or share equivalents
- without pre-emptive subscription rights. The Management Board has indicated that it will grant shareholders a non-transferable priority subscription right
- the ceilings set in this resolution and the 9th resolution are not cumulative
- the authorization is granted for 26 months

11th resolution: authorization to increase the number of shares to be issued if an issue is oversubscribed

➔ Authorization to increase the number of shares to be issued if any issue decided in application of the 9th or 10th resolutions is oversubscribed

- within a limit of 15% of the initial issue
- within the ceilings set out in the 9th and 10th resolutions (€ 500 and € 300 million)
- the authorization is granted for 26 months

12th resolution: authorization to issue shares in payment for contributed assets

⇒ **Authorization to issue shares in payment for shares tendered for contributed assets:**

- by an aggregate maximum amount of:
  - € 300 million in the case of a public exchange offer
  - 10% of the issued capital in the case of contributed assets
- by issuing shares or share equivalents
- without pre-emptive subscription rights
- the ceilings set in this resolution and in the 9th and 10th resolutions are not cumulative
- the authorization is granted for 26 months

13th resolution: authorization to grant shares without consideration

→ **Authorization granted to the Management Board to grant existing or new shares without consideration to executives and employees of the Company, subject to the following conditions:**

- the authorization is limited to 0.5% of the Company's capital
- together, share granted without consideration and shares that may be purchased or subscribed on the exercise of stock options may not exceed 3% of the Company's capital
- rights to the shares shall vest after a minimum period of two years, conditional on the achievement of performance targets
- the vesting and lock-up periods may vary within a period of four years in accordance with new legal guidelines
- the authorization is granted for 38 months

14th resolution: issuance of shares to employees

EGM

⇒ **Authorization granted to the Management Board to increase the capital on behalf of employees who are members of a Corporate Savings Plan:**

- by issuing shares or share equivalents
- at a maximum discount of 20% on the average share price
- shareholders shall waive their pre-emptive subscription rights
- the authorization is limited to 5% of the Company's capital
- the authorization is granted for a period of five years
- the authorization cancels and replaces the unused portion of the authorization granted by the Annual Meeting of May 3, 2006

Schneider Electric

15th resolution: issuance of shares to entities set up to hold shares for employees

EGM

➔ **Authorization granted to the Management Board to increase the capital on behalf of entities set up to hold shares for employees:**

- by issuing shares or share equivalents
- at a maximum discount of 20% to the average share price
- shareholders shall waive their pre-emptive subscription rights
- the authorization is limited to 0.5% of the Company's capital, to be deducted from the 5% ceiling on shares issued to employees who are members of a Corporate Savings Plan
- the authorization will cancel and replace the unused portion of the authorization given at the General Meeting of May 3, 2006
- the authorization is granted for 18 months

16th resolution: powers

➾ **Powers to carry out formalities**

Resolution A: modification of the bylaws to eliminate the clause limiting voting rights

EGM

➔ **Elimination of the bylaws' clause that limits the number of voting rights a shareholder may exercise to 10% (or 15% in the case of double voting rights)**

The Management Board has not approved this resolution, which it considers contrary to shareholders' interests. The Management Board recommends that you vote against this resolution

Contacts and Calendar

Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Grégoire Rougnon - Investor Relations Manager
gregoire.rougnon@schneider-electric.com

☏: +33 (0)1 41 29 87 50
www. schneider-electric.com

August 1	Interim results	9:30 Conference Call
October 23	3rd Quarter 2007 Sales	9:30 Conference Call

Schneider Electric

Building
a New Electric World

END



Schneider Electric